Exhibit 2

PURCHASE AGREEMENT

by and among

LANDMARK TELEVISION, LLC,

LANDMARK MEDIA ENTERPRISES, LLC,

JOURNAL BROADCAST GROUP, INC.,

JOURNAL BROADCAST CORPORATION,

and

JOURNAL COMMUNICATIONS, INC.

Dated as of August 31, 2012

(ACQUISITION OF NEWSCHANNEL 5 NETWORK, LLC)

4.3	Qualification as a Broadcast Licensee	36
4.4	Governmental Approvals	36
4.5	No Conflict or Violation	36
4.6	Legal Proceedings	36
4.7	Acquisition of Equity for Investment	37
4.8	Funding	37
4.9	Solvency	38
4.10	Brokers’ Fees	38
4.11	No Reliance	38

ARTICLE V COVENANTS		39

5.1	Conduct of Business	39
5.2	Employment Matters	42
5.3	Publicity	46
5.4	Confidentiality	46
5.5	Access to Information; Notification	47
5.6	Filings and Authorizations, HSR Act Filing and FCC Application	48
5.7	Reasonable Best Efforts	50
5.8	Compliance with WARN Act and Similar Statutes	51
5.9	Resignations	51
5.10	Insurance Coverage	51
5.11	Provision of Certain Services	53
5.12	Retransmission Agreements	53
5.13	Use of Certain Marks	54
5.14	Conduct of Business by Buyer Pending Closing	54
5.15	Control of the Station	55
5.16	Financing Activities	55
5.17	Tax Matters	56
5.18	Non-Solicitation of Employees	58
5.19	No Shop	58

ARTICLE VI CONDITIONS OF PURCHASE		58

6.1	Conditions to Obligations of Buyer	58
6.2	Conditions to Obligations of Seller	59

ARTICLE VII INDEMNIFICATION		60

7.1	Indemnification by Seller	60
7.2	Indemnification by Buyer	61
7.3	Indemnification Procedure--Third Party Claims	61
7.4	Indemnification Procedure-Other Claims	62
7.5	Limitations	62
7.6	Indemnification Escrow	64
7.7	Treatment of Indemnity Payments	64

ARTICLE VIII TERMINATION		65

8.1	Termination of Agreement	65
8.2	Effect of Termination.	66

ARTICLE IX MISCELLANEOUS		66

9.1	Assignment; Binding Effect	66
9.2	Governing Law	66
9.3	Specific Performance; Consent to Jurisdiction	67
9.4	Waiver of Jury Trial	68
9.5	Notices	68
9.6	Headings	69
9.7	Expenses; Transfer Taxes	69
9.8	Entire Agreement	69
9.9	Interpretation	70
9.10	Disclosure	70
9.11	Amendment and Waiver	70
9.12	Third-Party Beneficiaries	71
9.13	Severability	71
9.14	Counterparts; Facsimile Signatures	71
9.15	Remedies	71
9.16	No Right of Setoff	71
9.17	Guaranty	71

Annexes and Exhibits:

Annex I	-	Seller Ancillary Agreements and Other Deliverables
Annex II	-	Buyer Ancillary Agreements and Other Deliverables
Annex III	-	Benefits to be Provided
Annex IV	-	Other Indemnity Matters

Exhibit A	-	Form of Assignment Instrument
Exhibit B	-	Closing Working Capital Calculation Example
Exhibit C	-	Financing Commitments
Exhibit D	-	Form of Stay Bonus Escrow Agreement
Exhibit E	-	Form of Indemnification Escrow Agreement

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT is made and entered into and effective as of the 31st day of August, 2012, by and among LANDMARK TELEVISION, LLC, a Nevada limited liability company (“Seller”), and JOURNAL BROADCAST GROUP, INC., a Wisconsin corporation (“Buyer”), and, for the purposes of Article IV, Section 5.16, Section 9.1, Section 9.3, Section 9.4, Section 9.12 and Section 9.17, JOURNAL BROADCAST CORPORATION, a Nevada corporation (“JBC”), and JOURNAL COMMUNICATIONS, INC., a Wisconsin corporation (“JCI,” and JBC are each a “Buyer’s Parent” and collectively, “Buyer’s Parents”), and, solely for the purposes of Article III, Section 5.16(d), Article VII, Section 9.1, Section 9.3, Section 9.4 and Section 9.12, LANDMARK MEDIA ENTERPRISES, LLC, a Virginia limited liability company (“Seller’s Parent”).

RECITALS

A.           Seller owns all of the issued and outstanding Equity Interests (defined below) in NewsChannel 5 Network, LLC, a Tennessee limited liability company (such entity, the “Target Company”, and such Equity Interests, the “Purchased Interests”).

B.            The Target Company is the licensee of television broadcast station WTVF-TV, Nashville, Tennessee (the “Station”), and operates the Station pursuant to certain authorizations issued by the Federal Communications Commission (“FCC”).

C.            Subject to the approval of the FCC, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Purchased Interests, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1          Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Accountant’s Report” shall have the meaning set forth in Section 2.3(c)(v).

“Accounting Firm” shall have the meaning set forth in Section 2.3(c)(iii).

“Acquisition Proposal” shall have the meaning set forth in Section 5.19.

“Action” means any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Additional Applications” shall have the meaning set forth in Section 5.6(b)(i).

“Adjusted Closing Working Capital” shall have the meaning set forth in Section 2.3(e)(i).

“Affected Employees” shall have the meaning set forth in Section 5.2(a).

“Affected Employee Participants” shall have the meaning set forth in Section 5.2(f).

“Affiliate” of a specified Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Purchase Agreement, as the same may be amended, modified or supplemented, together with all Exhibits, Annexes and Schedules attached hereto, including the Seller Disclosure Schedule.

“Ancillary Agreements” means the Indemnification Escrow Agreement, the Stay Bonus Escrow Agreement and the Assignment Instrument.

“Assignment Instrument” shall have the meaning set forth in Section 2.2(b)(i).

“Balance Sheet” means the unaudited balance sheet of the Target Company, as of the Balance Sheet Date, included in the Financial Statements.

“Balance Sheet Date” means June 30, 2012.

“Benefit Plan(s)” means any employee benefit plan (as defined in Section 3(3) of ERISA), and all employee benefit arrangements or payroll practices, including without limitation, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and all termination or severance, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs, or change in control agreements, and each employee benefit plan for which the Target Company could incur liability under Section 4069 or 4212(c) of ERISA.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in Wilmington, Delaware.

“Buyer” shall have the meaning set forth in the preamble of this Agreement.

“Buyer Indemnitees” shall have the meaning set forth in Section 7.1.

“Buyer’s 401(k) Plan” shall have the meaning set forth in Section 5.2(f).

“Buyer’s Parent” or “Buyer’s Parents” shall have the meanings set forth in the preamble of this Agreement.

“Cap” shall have the meaning set forth in Section 7.5(c)(ii).

“CBS Affiliation Agreement” means that certain Affiliation Agreement between CBS Television Network and the Target Company dated May 4, 1995, as amended.

“Chosen Courts” shall have the meaning set forth in Section 9.3(b).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Payment” shall have the meaning set forth in Section 2.1(c).

“Closing Working Capital” shall have the meaning set forth in Section 2.3(e)(ii).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act (29 U.S.C. § 1161-1168).

“COBRA-like Premium” shall have the meaning set forth in Section 5.2(k).

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations and published policies of the FCC thereunder.

“Company Benefit Plans” means each Benefit Plan to which Seller, Seller’s Affiliates or the Target Company is a party, with respect to which Seller, Seller’s Affiliates or the Target Company has any obligation or which are maintained, contributed to or sponsored by Seller, Seller’s Affiliates or the Target Company for the benefit of any current or former employee, officer or director of the Target Company and each Benefit Plan for which the Target Company could incur liability under Section 4069 or 4212(c) of ERISA.

“Company Intellectual Property” means the Intellectual Property owned by, or licensed from third parties to, the Target Company.

“Company Leases” shall have the meaning set forth in Section 3.11(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.4.

“Continuing Arrangements” means those arrangements set forth in Section 1.1 of the Seller Disclosure Schedule.

“Continuing Company Benefit Plans” shall have the meaning set forth in Section 5.2(b).

“Contract” means any agreement, contract, obligation, indenture, instrument, lease, sublease, purchase order, permit, license, note, bond, mortgage, deed of trust, promise, arrangement, commitment or undertaking (whether written or oral) that is legally binding on any Person or any part of its property under applicable Law.

“Copyrights” means all copyrights, including all registrations and applications to register the same, and all unregistered copyrights.

“CP” shall have the meaning set forth in Section 5.1(a)(x).

“Current Assets” shall have the meaning set forth in Section 2.3(e)(iii).

“Current Liabilities” shall have the meaning set forth in Section 2.3(e)(iv).

“Deferred Compensation Plans” means the executive nonqualified deferred compensation Company Benefit Plans listed and identified as such in Section 3.16 of the Seller Disclosure Schedule.

“Deferred Tax Assets and Deferred Tax Liabilities” as defined in Topic 740 of the Financial Accounting Standards Board’s Accounting Standards Codification.

“Disclosure Schedule Delivery Date” means August 30, 2012.

“Disputed Items” shall have the meaning set forth in Section 2.3(c)(ii).

“Dispute Notice” shall have the meaning set forth in Section 2.3(c)(ii).

“Domain Names” means all Internet domain names and URLs.

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Entity” means a Person other than an individual.

“Environmental Laws” means all Laws relating to pollution, the protection of the environment, including ambient air, soil, surface water or groundwater, health and Hazardous Materials, including the Release of or threatened Release of, or exposure to, Hazardous Materials, in effect as of the date of this Agreement.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Equity Interests” means any share capital, capital stock, partnership interest, limited liability company interest or any other equity or voting interest, or any security or evidence of Indebtedness convertible into or exchangeable for any share capital, capital stock, partnership interest, limited liability company interest or any other equity interest, or any right, warrant or option to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“Escrow Agent” shall have the meaning set forth in Section 7.6(a).

“Escrow Amounts” means, collectively, the Indemnification Escrow Amount and the Stay Bonus Escrow Amount.

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 2.3(b).

“Estimated Working Capital Calculation” shall have the meaning set forth in Section 2.3(b).

“Excluded Bank Accounts” means all bank accounts maintained by, or for the benefit of, the Target Company prior to Closing.

“Excluded Bank Account Liabilities” means any liabilities in respect of the Excluded Bank Accounts, including liabilities for negative bank balances, outstanding checks or book overdrafts.

“Existing Credit Facility” shall have the meaning set forth in Section 4.8(b)(i).

“Expenses” means all out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates and equity holders) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices or applications under the HSR Act, Communications Act or other Laws, any filings with any Governmental Entity and all other matters related to the Closing of the transactions contemplated by this Agreement.

“Expiration Date” shall have the meaning set forth in Section 7.5(b)(i).

“FCC” shall have the meaning set forth in the Recitals to this Agreement.

“FCC Application” shall have the meaning set forth in Section 5.6(b)(i).

“FCC Consent” means the initial action by the FCC (or the FCC staff acting on delegated authority) approving the FCC Application, as further described in Section 5.6(b)(i), which shall be deemed to have occurred on the earliest of (i) receipt of written confirmation from the FCC (or the FCC staff acting on delegated authority) that it has granted the FCC Application, (ii) issuance of FCC Form 732 reflecting grant of the FCC Application, and (iii) publication in the “Broadcast Actions” section of the FCC Daily Digest of notice of the grant of the FCC Application.

“FCC Licenses” means all licenses, permits and other authorizations issued to Target Company by the FCC for use in the operation of the Station, including those set forth on Section 3.15(b)(ii) of the Seller Disclosure Schedule, and any renewals or modifications thereof and additions thereto made between the date hereof and Closing.

“Final Order” means an action by the FCC (including any action duly taken by the FCC’s staff acting pursuant to delegated authority) (i) that has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended, (ii) with respect to which action no request for stay, motion or petition for reconsideration or rehearing, application or request for review or notice of appeal or other judicial petition for review or sua sponte review by the FCC is pending and (iii) as to which the time for filing any such request, motion, petition, application, appeal or notice and for the entry of orders staying, reconsidering or reviewing on the FCC’s own motion has expired.

“Final Working Capital Statement” shall have the meaning set forth in Section 2.3(d)(i).

“Financial Statements” shall have the meaning set forth in Section 3.6.

“Financing” shall have the meaning set forth in Section 4.8(b)(ii).

“Financing Agreements” shall have the meaning set forth in Section 5.16(a).

“Financing Commitments” shall have the meaning set forth in Section 4.8(b)(ii).

“Financing Documents” shall have the meaning set forth in Section 4.8(b)(ii).

“Financing Sources” shall have the meaning set forth in Section 5.16(d).

“Fundamental Representations/Warranties” shall have the meaning set forth in Section 7.5(b)(i).

“GAAP” means United States generally accepted accounting principles.

“Governmental Approvals” shall have the meaning set forth in Section 3.4.

“Governmental Entity” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Guaranteed Obligations” shall have the meaning set forth in Section 9.17(a).

“Hazardous Materials” means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, toxic mold, asbestos and poly-chlorinated biphenyls and (b) any other chemicals, materials, substances or wastes that are defined or regulated as toxic or hazardous or as a pollutant or contaminant under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, without duplication:  (i) indebtedness for borrowed money (including such indebtedness evidenced by bonds, notes or similar instruments); (ii) obligations of such Person under letters of credit (other than performance bonds issued in the ordinary course consistent with past practice); (iii) deferred purchase money obligations of such Person; and (iv) guarantees with respect to any of the foregoing.

“Indemnification Escrow Account” shall have the meaning set forth in Section 7.6(a).

“Indemnification Escrow Agreement” shall have the meaning set forth in Section 7.6(a).

“Indemnification Escrow Amount” shall have the meaning set forth in Section 7.6.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), communications and materials otherwise related to or made or prepared in connection with or in preparation for any legal proceeding, and other technical, financial, employee or business information or data.

“Intellectual Property” means all Trademarks, Patents, Copyrights, Trade Secrets and Domain Names.

“Interim Closing Casualty Loss” shall have the meaning set forth in Section 5.10(b).

“IRS” means the United States Internal Revenue Service.

“JBC” shall have the meaning set forth in the preamble of this Agreement.

“JCI” shall have the meaning set forth in the preamble of this Agreement.

“Knowledge” means, when used in the context of Seller, the actual knowledge of the following individuals:  Deborah F. Turner, Joan Armstrong, Lyn Plantinga, Natalie Ryman, Sandy Boonstra and Richard Eller, in each case, after such persons have made reasonable inquiry of any other employees who have managerial responsibility of the particular subject matter at issue, and, when used in the context of Buyer, the actual knowledge of the following individuals:  Steven Smith, Andre Fernandez and William Lutzen, in each case, after such persons have made reasonable inquiry of any other employees who have managerial responsibility of the particular subject matter at issue.

“Landmark 401(k) Plan” shall have the meaning set forth in Section 5.2(f).

“Landmark FSAs” shall have the meaning set forth in Section 5.2(k).

“Landmark Health and Welfare Plans” shall have the meaning set forth in Section 5.2(h).

“Landmark Pension Plan” shall have the meaning set forth in Section 5.2(g).

“Landmark Workers Compensation Policy” shall have the meaning given in Section 5.2(j).

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” shall have the meaning set forth in Section 3.11(a).

“Lenders” shall have the meaning set forth in Section 4.8(b)(i).

“Lien” means any mortgage, deed of trust, hypothecation, security interest, pledge, lien, charge, claim, option, right to acquire, preemptive right, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws.

“Losses” shall have the meaning set forth in Section 7.1.

“Material Adverse Effect” means any occurrence, effect or change that has had, or would be reasonably likely to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Target Company, taken as a whole, other than any occurrence, effect or change resulting from, relating to or arising out of:  (i) general economic conditions in any of the markets or geographical areas in which the Target Company operates; (ii) any change in economic conditions or the financial, credit, banking, currency or capital markets in general (whether in the United States or any other country or in any international market); (iii) any conditions generally affecting the industry in which the Target Company operates, including any actions of or by the FCC that are broadly applicable to or that generally affect the industry in which the Target Company operates, any change or development affecting television programming services or the television broadcast industry generally, and any change or development in telecommunications systems; (iv) the ratings or performance of any network with which the Station is affiliated; (v) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) changes in Law or the interpretations thereof or in GAAP; (vii) any actions taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented in writing or which are contemplated by this Agreement; (viii) any action taken, or any omission to act, by Buyer or any of its Affiliates; (ix) any existing event or occurrence or circumstance with respect to which Buyer has Knowledge as of the date of this Agreement; (x) any item or items set forth in the Seller Disclosure Schedule; (xi) the resignation or termination of any employee of the Target Company; (xii) any failure to meet projections, forecasts, or revenue or earning predictions for any period (except that any changes or events underlying such failure shall not, except as otherwise provided in this definition, be excluded); (xiii) the announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any plans or intentions of Buyer with respect to the conduct of the business of the Target Company; or (xiv) any Action, liability or other matter for which the Target Company has insurance or is indemnified pursuant to any Continuing Arrangement; provided, however, that the effect of the occurrences, effects or changes referred to in clauses (i), (ii) or (iii) immediately above shall be taken into account (i.e., included) in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur to the extent that such occurrences, effects or changes materially and disproportionately have a greater adverse effect on the Target Company as compared to the adverse effect that such occurrences, effects or changes have generally on other similarly situated Persons operating in the broadcast television industry (but, in the case of such inclusion, only the materially disproportionate effect shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred).

“MVPDs” means multichannel video programming distributors, including cable systems, satellite master antenna television systems, open video systems, multipoint distribution service systems, multichannel multipoint distribution service systems and direct broadcast satellite systems.

“Organizational Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs (including, by way of example and not limitation, any certificate and/or articles of incorporation or organization, certificate of formation, memorandum of association, articles of association, constitutional documents, by-laws, partnership agreement, limited liability company agreement and operating agreement).

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Owned Real Property” shall have the meaning set forth in Section 3.11(a).

“Parent Level Retransmission Agreements” shall have the meaning set forth in Section 5.12(a).

“Patents” means all U.S. and foreign patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

“Pending FCC Applications” shall have the meaning set forth in Section 3.15(b).

“Permits” shall have the meaning set forth in Section 3.15(a).

“Permitted Lien” means (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) Liens securing indebtedness or liabilities that are reflected in the Financial Statements or incurred in the ordinary course of business since the Balance Sheet Date, but only to the extent that such indebtedness or liabilities are taken into account in calculating the Closing Working Capital, (iii) such non-monetary Liens or other imperfections of title, if any, that do not adversely impact in any material respect the ability of a Person to use, occupy or operate the applicable Real Property in the manner in which it is currently used, occupied or operated or that do not render title to any Owned Real Property unmarketable, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, that do not adversely impact in any material respect the current use, occupancy or operation of the applicable Real Property, (v) Liens disclosed on existing title reports or existing surveys provided by Seller to Buyer or otherwise obtained by Buyer prior to the date of this Agreement, (vi) mechanics’, carriers’, workmen’s, repairmen’s, lessors’ and similar Liens, incurred in the ordinary course of business, and (vii) Liens incurred or deposits made in the ordinary course of business connection with workers’ compensation, unemployment insurance, or other social security programs or to secure the performance of bids, statutory obligations, surety or other bonds, leases, Contracts with Governmental Entities and similar obligations.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Policies” shall have the meaning set forth in Section 3.19.

“Pre-Closing Tax Periods” shall have the meaning set forth in Section 5.17(a).

“Preliminary Adjustment” shall have the meaning set forth in Section 2.3(b).

“Purchased Interests” shall have the meaning set forth in the Recitals to this Agreement.

“Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Purchase Price Allocation” shall have the meaning set forth in Section 2.4.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Receivables” shall have the meaning set forth in Section 3.22.

“Reconciling Adjustment” shall have the meaning set forth in Section 2.3(d)(ii).

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping and placing into or upon any land or water or air or otherwise entering the environment.

“Representatives” means all members, managers, directors, officers, employees, advisors, attorneys and accountants, and to the extent applicable (if at all) prospective bank lenders and representatives or advisors of prospective bank lenders.

“Retransmission Agreements” means agreements with third party MVPDs to retransmit all or some portion of the Station’s broadcast signal over the multichannel video programming distribution systems of such third party MVPDs.

“Revised Closing Balance Sheet” shall have the meaning set forth in Section 2.3(c)(i).

“Revised Working Capital Calculation” shall have the meaning set forth in Section 2.3(c)(i).

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Disclosure Schedule” means the Seller Disclosure Schedule, dated as of the Disclosure Schedule Delivery Date, delivered by Seller to Buyer in connection with the execution and delivery of this Agreement.

“Seller Indemnitees” shall have the meaning set forth in Section 7.2.

“Seller Marks” shall have the meaning set forth in Section 5.13.

“Seller’s Parent” shall have the meaning set forth in the preamble of this Agreement.

“Severance Plan” means the Severance Plan, dated July 1, 2012, sponsored by the Target Company, which provides for the payment of severance by the Target Company to certain of its employees under certain circumstances.

“Solvent” with regard to any Person, means that (i) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated, and disputed liabilities; (ii) such Person has sufficient capital with which to conduct its business; and (iii) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature.  For purposes of this definition, “debt” means any liability in respect of a claim, and “claim” means (A) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (B) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.  With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

“Special MVPD Agreement” shall have the meaning set forth in Section 5.12(a).

“Special Reserve Liability” shall have the meaning set forth in Section 5.10(b).

“Specified Company Contracts” shall have the meaning set forth in Section 3.13(a).

“Station” shall have the meaning set forth in the Recitals to this Agreement.

“Station’s Designated Market Area” shall have the meaning set forth in Section 3.15(h).

“Stay Bonus Escrow Account” shall have the meaning set forth in Section 5.2(c)(i).

“Stay Bonus Escrow Agreement” shall have the meaning set forth in Section 5.2(c)(i).

“Stay Bonus Escrow Amount” means the aggregate amount, determined within five (5) Business Days of Closing, that the Target Company may be required to pay to employees under the Stay Bonus Plan, assuming the employees who remain eligible as of the date of such determination satisfy the applicable conditions under their respective Stay Bonus Agreements.

“Stay Bonus Plan” means the arrangements made by the Target Company prior to Closing under which it has agreed to pay stay bonuses to certain of its employees under certain circumstances, including the arrangements evidenced by the Stay Bonus Agreements set forth in Section 3.16(a) of the Seller Disclosure Schedule.

“Straddle Period” shall have the meaning set forth in Section 5.17(b).

“Submission Deadline” shall have the meaning set forth in Section 2.3(c)(iv).

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than fifty percent (50%) of the Equity Interests or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent of the general partnership interests or more than fifty percent of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Support Services” shall have the meaning set forth in Section 5.11(a).

“Target Company” shall have the meaning set forth in the Recitals to this Agreement.

“Target Company Benefit Plans” shall have the meaning set forth in Section 5.2(a).

“Target Company Confidential Information” shall have the meaning set forth in Section 5.4(b).

“Target Company FSA Participants” shall have the meaning set forth in Section 5.2(k).

“Target Working Capital” shall have the meaning set forth in Section 2.3(a).

“Tax” means any foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, levy, impost, tariff, fee, assessment or charge imposed by any taxing authority, including any interest, fines, addition to Tax or penalties related thereto.

“Tax Return” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Third Party Claim” shall have the meaning set forth in Section 7.3(a).

“Trademarks” means all U.S. and foreign trademarks, service marks and trade names, together with the goodwill symbolized by any of the foregoing, and all registrations and applications relating to the foregoing.

“Trade Secrets” means all U.S. and foreign trade secrets, proprietary know-how and other confidential and proprietary information.

“Waiver Notice” shall have the meaning set forth in Section 6.2(d).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

ARTICLE II

PURCHASE AND SALE; CLOSING; WORKING CAPITAL ADJUSTMENT

2.1          Purchase and Sale of Purchased Interests; Purchase Price; Closing Payment.

(a)           Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions hereof, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of the Purchased Interests.

(b)           In consideration for the purchase of the Purchased Interests pursuant to Section 2.1(a), Buyer shall pay to Seller, in the manner set forth below, an amount in cash equal to Two Hundred Fifteen Million Dollars ($215,000,000) (the “Purchase Price”), subject to adjustment as provided in Section 2.3 below.

(c)           At Closing, Buyer shall pay, by wire transfer of immediately available funds:  (i) to Seller, an amount (the “Closing Payment”) in cash equal to (A) the Purchase Price, plus or minus, as applicable, (B) the Preliminary Adjustment determined under Section 2.3(b) below, minus (C) the Escrow Amounts; and (ii) to the Escrow Agent in accordance with Section 5.2(c) and Section 7.6, the Escrow Amounts.

2.2          Closing.

(a)           The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the second (2nd) Business Day following the date on which all of the conditions set forth in Article VI of this Agreement (excluding those which by their nature are to be satisfied as part of the Closing) have been satisfied or waived, at 10:00 a.m. (local time) at the offices of the Station, or on or at such other date, time or place as Seller and Buyer may mutually agree.  The day on which the Closing actually occurs is the “Closing Date”.  The Closing shall be deemed effective for all purposes at 11:59 p.m., Nashville time, on the Closing Date (the “Effective Time”).

(b)           Deliveries by Seller.  At the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer:

(i)           a Bill of Sale and Assignment of Membership Interests in respect of the Purchased Interests in the form attached hereto as Exhibit A (the “Assignment Instrument”); and

(ii)          all Ancillary Agreements and other documents required to be delivered by the Target Company, Seller or Seller’s Parent, as applicable, on or prior to the Closing Date pursuant to this Agreement as set forth on Annex I.

(c)           Deliveries by Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered, in the case of clauses (i) and (ii) below, and execute and deliver, or cause to be executed and delivered, in the case of clause (iii) below:

(i)           to Seller, the Closing Payment, in cash, by wire transfer of immediately available funds to an account or accounts designated by Seller prior to Closing;

(ii)          to the Escrow Agent, the Escrow Amounts, in cash, by wire transfer of immediately available funds to separate accounts designated by the Escrow Agent; and

(iii)         all Ancillary Agreements and other documents required to be delivered by Buyer or a Buyer’s Parent, as applicable, on or prior to the Closing Date pursuant to this Agreement as set forth on Annex II.

2.3          Working Capital Adjustment.

(a)           The Purchase Price is subject to upward adjustment if and to the extent that the Closing Working Capital at and as of the Closing Date exceeds Zero Dollars ($0) (the “Target Working Capital”), provided that in no event shall such upward adjustment exceed Five Million Dollars ($5,000,000).  The Purchase Price is subject to downward adjustment if and to the extent that the Closing Working Capital at and as of the Closing Date is less than the Target Working Capital.

(b)           Not later than two (2) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer (i) an estimated unaudited balance sheet of the Target Company as of the anticipated Effective Time (the “Estimated Closing Balance Sheet”), and (ii) a statement setting forth Seller’s calculation of the estimated Closing Working Capital derived therefrom (the “Estimated Working Capital Calculation”).  The Estimated Closing Balance Sheet shall be an estimate prepared by Seller in good faith and in a format consistent with the Financial Statements.  (An example of the Closing Working Capital calculation is set forth on Exhibit B.)  The “Preliminary Adjustment” shall be the amount by which the Adjusted Closing Working Capital determined from the Estimated Closing Balance Sheet is greater than or less than, as the case may be, the Target Working Capital.  If the Adjusted Closing Working Capital as determined from the Estimated Closing Balance Sheet is greater than the Target Working Capital, then the Preliminary Adjustment shall be added to the Purchase Price for purposes of determining the Closing Payment; or if the Adjusted Closing Working Capital as determined from the Estimated Closing Balance Sheet is less than the Target Working Capital, then the Preliminary Adjustment shall be subtracted from the Purchase Price for purposes of determining the Closing Payment.

(c)           (i)           Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller (A) an unaudited balance sheet of the Target Company as of the Effective Time (the “Revised Closing Balance Sheet”), and (B) a statement setting forth Buyer’s calculation of the Closing Working Capital derived therefrom (the “Revised Working Capital Calculation”).  Buyer shall deliver with the Revised Closing Balance Sheet and Revised Working Capital Calculation reasonable supporting detail for its calculations.  The Revised Closing Balance Sheet shall be prepared by Buyer in good faith, in accordance with GAAP applied in a manner consistent with the Financial Statements.  (The Revised Working Capital Calculation shall be in a format consistent with the example set forth on Exhibit B.)

(ii)          Following receipt, Seller shall review the Revised Closing Balance Sheet and the Revised Working Capital Calculation; if Seller disagrees with the Revised Closing Balance Sheet or the Revised Working Capital Calculation, Seller shall notify Buyer in writing of such disagreement within thirty (30) days after receipt of those documents (a “Dispute Notice”), which Dispute Notice shall specify in reasonable detail the items and amounts in dispute (the “Disputed Items”).

(iii)         Thereafter, Seller and Buyer shall use their reasonable best efforts to resolve their disagreements with respect to the Disputed Items and arrive at a definitive closing balance sheet from which the Closing Working Capital shall be definitively calculated.  If Seller and Buyer are unable to resolve their disagreements with respect to the Disputed Items within thirty (30) days after Buyer receives the Dispute Notice, Seller or Buyer may require submission of such dispute to the national office of Ernst & Young (or if Ernst & Young is unwilling or unable to act in such capacity, then such other nationally-recognized independent accounting firm, through its national office, as is mutually agreeable to the parties) (the “Accounting Firm”).  In connection therewith, Seller and Buyer shall enter into a customary engagement letter with the Accounting Firm.  Seller and Buyer shall direct the Accounting Firm to resolve the Disputed Items (and only the Disputed Items) in accordance with the terms of this Agreement based solely on the materials submitted to it pursuant to this Section 2.3, and not by independent review, and functioning solely as an expert in accounting and not as an arbitrator.

(iv)        Within ten (10) days after the Accounting Firm has been engaged, Seller and Buyer shall furnish, at their own expense, to the Accounting Firm and to each other a written statement of their position with respect to the Disputed Items.  Within five (5) Business Days (the “Submission Deadline”) after such ten (10) day period, Seller and Buyer may deliver to the Accounting Firm and to each other its response to the other’s position on each matter in dispute.

(v)         Within thirty (30) days after the Submission Deadline, the Accounting Firm shall render its determination with respect to the Disputed Items in writing, with reasonable detail (the “Accountant’s Report”).  In resolving each Disputed Item, the Accounting Firm shall be bound by the principles set forth in this Section 2.3, including GAAP, and the defined terms used herein and shall not assign a value to any item that is greater than the greatest value for such item claimed by either party or that is less than the smallest value for such item claimed by either party.  The Accountant’s Report shall set forth a revised calculation of the Closing Working Capital, applying the Accounting Firm’s determination in respect of the Disputed Items.  The determination of the Accounting Firm shall be conclusive and binding upon the parties hereto, and the parties agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(vi)        The costs and fees of the Accounting Firm shall be paid by the party (i.e., Buyer or Seller, as the case may be) whose position on the Disputed Items is, in the aggregate, furthest in dollars from the decision reached by the Accounting Firm with respect to such matters.

(vii)       Seller and Buyer shall, and Buyer shall cause the Target Company to, reasonably cooperate with each other and their accountants and other Representatives at reasonable times during the review of, and the resolution of any objections with respect to, the Revised Closing Balance Sheet and the calculation of Closing Working Capital derived therefrom (such cooperation to include, by way of example and not limitation, making the relevant financial records available).

(d)           (i)           The “Final Working Capital Statement” shall be (A) the Revised Working Capital Calculation if Seller does not deliver a Dispute Notice, (B) the Final Working Capital Statement designated by Seller and Buyer if Seller delivers a Dispute Notice and Seller and Buyer resolve the Disputed Items by mutual agreement, or (C) the Closing Working Capital calculation delivered by the Accounting Firm with the Accountant’s Report.

(ii)          Promptly after the Final Working Capital Statement is determined, the “Reconciling Adjustment” shall be determined and paid in the following manner:

(A)           if the Adjusted Closing Working Capital derived from the Estimated Working Capital Statement was less than the Adjusted Closing Working Capital derived from the Final Working Capital Statement, then the Reconciling Adjustment shall equal the difference and represent an amount due from Buyer to Seller, which amount Buyer shall pay or cause to be paid to Seller not more than five (5) Business Days after the definitive determination of the Reconciling Adjustment (such payment to be made by wire transfer of immediately available funds to an account specified by Seller);

(B)            if the Adjusted Closing Working Capital derived from the Estimated Working Capital Statement was greater than the Adjusted Closing Working Capital derived from the Final Working Capital Statement, then the Reconciling Adjustment shall equal the difference and represent an amount due from Seller to Buyer, which amount Seller shall pay or cause to be paid to Buyer not more than five (5) Business Days after the definitive determination of the Reconciling Adjustment (such payment to be made by wire transfer of immediately available funds to an account specified by Buyer); or

(C)            if the Adjusted Closing Working Capital derived from the Estimated Working Capital Statement equals the Adjusted Closing Working Capital derived from the Final Working Capital Statement, then there shall be no Reconciling Adjustment.

(e)            Certain Definitions.  For purposes of this Section 2.3, the following terms shall have the respective meanings provided below:

(i)           “Adjusted Closing Working Capital” shall mean (A) with respect to the Closing Working Capital determined from the Estimated Closing Balance Sheet, the lesser of (1) the actual Closing Working Capital determined from the Estimated Closing Balance Sheet, and (2) Five Million Dollars ($5,000,000), and (B) with respect to the Closing Working Capital determined from the Final Working Capital Statement, the lesser of (1) the actual Closing Working Capital determined from the Final Working Capital Statement, and (2) Five Million Dollars ($5,000,000).

(ii)          “Closing Working Capital” means, as of the Effective Time, the difference of (A) Current Assets minus (B) Current Liabilities.  Closing Working Capital shall be calculated after giving effect to the elimination of all intercompany accounts between Seller and its Affiliates (on one hand) and the Target Company (on the other hand), and shall be computed using the normal year end accounting cut-off procedures of the Target Company (regardless of when the Closing occurs during the year); provided, notwithstanding anything to the contrary set forth herein, such computation (1) shall be made as if the Closing and the transactions contemplated hereby had not occurred, and (2) shall not in any case reflect the Closing or any effects of the transactions contemplated hereby or any actions or activity of, caused by or attributable to Buyer.

(iii)         “Current Assets” means, as of the Effective Time, the current assets of the Target Company, including cash and cash equivalents, accounts receivable (less a reserve for doubtful accounts calculated in accordance with GAAP), inventory and prepaid expenses, and film contract rights, in each case determined in accordance with GAAP applied in a manner consistent with the Financial Statements and the example on Exhibit B, plus any Expenses that have been incurred and paid by Seller or its Affiliates, including the Target Company, in connection with the transactions contemplated by this Agreement, but which are payable or to be borne by Buyer under the terms of this Agreement; provided, notwithstanding anything to the contrary set forth herein, Current Assets shall exclude (A) cash (other than petty cash located at the premises of the Station which is delivered to Buyer at the Closing) and cash equivalents and the Excluded Bank Accounts, (B) any and all prepaid insurance premiums or similar payments made by or for the benefit of the Target Company prior to Closing to the extent that prepayments relate to insurance coverage for the Target Company that will be discontinued at Closing, (C) the portion of any other prepaid expense which will not benefit Buyer or the Target Company following the Closing, (D) all rights to Tax refunds and any Tax prepayments, which will not benefit Buyer following the Closing Date, (E) any Deferred Tax Assets, which would not benefit Buyer following the Closing Date, (F) receivables from Seller or any Affiliate of Seller or any of their respective directors, officers, members or stockholders and (G) any claim or proceeds in respect of an Interim Closing Casualty Loss pursuant to Section 5.10(b).

(iv)         “Current Liabilities” means, as of the Effective Time, the current liabilities of the Target Company determined in accordance with GAAP applied in a manner consistent with the Financial Statements and the example on Exhibit B, including accounts payable, accrued payroll, bonus, vacation and personal leave obligations, accrued sales commissions, deferred revenue obligations, obligations for Taxes, expenses and film contracts payable relating to the period prior to Closing; provided, notwithstanding anything in the foregoing to the contrary, the Current Liabilities shall (A) exclude (1) all Excluded Bank Account Liabilities, (2) any Tax liabilities, which will not be liabilities of Buyer following the Closing Date, (3) any Deferred Tax Liabilities, which would not burden Buyer following the Closing Date, (4) liabilities for any severance pay or benefits to Affected Employees under the Severance Plan or Stay Bonus Plan, (5) any and all liabilities for which the Target Company is indemnified pursuant to this Agreement or under any Continuing Arrangement or for which the Target Company shall be reimbursed pursuant to Section 5.17, and (5) any Expenses that have been incurred, but not paid, by the Target Company in connection with the transactions contemplated by this Agreement, but which are payable or to be borne by Buyer under the terms of this Agreement, and (B) include any Special Reserve Liability.

(f)             In applying the terms of this Section 2.3, if there is a conflict between GAAP and consistency with the manner in which the Financial Statements have been prepared, consistency with the Financial Statement preparation shall control.

2.4          Purchase Price Allocation; Tax Reporting Covenant.  The parties hereby agree that the Purchase Price, after giving effect to the adjustments provided in Section 2.3 above, plus any liabilities deemed assumed by Buyer from Seller and any other relevant Purchase Price items (including the adjustment described in Section 5.2(c)) shall be allocated among the assets of the Target Company for all purposes (including financial accounting and federal and state income tax reporting purposes) in accordance with Schedule 2.4 (the “Purchase Price Allocation”).  Seller shall prepare the Purchase Price Allocation and provide a copy of such allocation to Buyer for review and comment before the Closing (or by such date as may otherwise be agreed to by Seller and Buyer).  The parties will work cooperatively and in good faith to mutually agree on the Purchase Price Allocation and to resolve all differences related to the Purchase Price Allocation.  After the parties mutually agree on the Purchase Price Allocation, (i) each of the parties agrees to determine its respective federal taxable income consequences, and, as applicable, state taxable income consequences for any state income or franchise tax purposes, strictly and fully in accordance with the Purchase Price Allocation, and to prepare and file all applicable Tax Returns, information returns, forms and other Tax reports and documents (and attachments thereto) in a manner wholly consistent with the Purchase Price Allocation; and (ii) no party shall take any position inconsistent with the Purchase Price Allocation on any Tax Return or in any audit or judicial or administrative proceedings before any Governmental Entity or court of law (except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER’S PARENT

Seller, in respect of all of the representations and warranties made in this Article III, and Seller’s Parent, in respect of the representations and warranties concerning Seller’s Parent set forth in Sections 3.1, 3.2, 3.4, 3.5 and 3.23, represent and warrant to Buyer as of the Disclosure Schedule Delivery Date as follows, subject to such exceptions as are disclosed in the Seller Disclosure Schedule:

3.1          Due Organization and Good Standing of Seller and Target Company.  Seller is duly organized, validly existing and in good standing under the Laws of the State of Nevada.  Seller’s Parent is duly organized and validly existing under the laws of the Commonwealth of Virginia.  The Target Company (i) is duly organized, validly existing and in good standing as a limited liability company under the Laws of the State of Tennessee, (ii) is qualified or otherwise authorized to act as a foreign limited liability company and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and (iii) has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as now conducted, except in the case of clause (ii) where the failure to be so qualified or authorized has not had and would not have a Material Adverse Effect.  Seller has made available to Buyer correct and complete copies of the Organizational Documents and minute books of the Target Company as in effect on the date hereof.

3.2          Authorization of Transaction by Seller.  Each of Seller and Seller’s Parent has the requisite limited liability company power and authority to execute, deliver and perform its respective obligations under this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Seller and Seller’s Parent of this Agreement and the Ancillary Agreements, and the consummation by each of Seller and Seller’s Parent of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Seller and Seller’s Parent and no other limited liability company proceedings on the part of Seller or Seller’s Parent are necessary to authorize the execution, delivery and performance by Seller and Seller’s Parent of this Agreement and the Ancillary Agreements, or to consummate the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by each of Seller and Seller’s Parent and, assuming due authorization, execution and delivery by each of Buyer and the Buyer’s Parents, constitutes, and each Ancillary Agreement, when executed and delivered by Seller and Seller’s Parent (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a valid and binding obligation of each of Seller and Seller’s Parent, enforceable against Seller and Seller’s Parent in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (whether considered in a proceeding at law or in equity).

3.3          Capitalization; Ownership of Equity Interests.

(a)           The Purchased Interests in the Target Company constitute all of the outstanding limited liability company membership interests of the Target Company, all of the Purchased Interests are owned by Seller, and all such Purchased Interests are free and clear of all Liens and are free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) other than restrictions on transfer under applicable U.S. federal and state securities Laws.

(b)           The Target Company has no Subsidiaries.

(c)           There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar Contracts or rights of any kind to which the Target Company is a party or by which the Target Company is bound obligating the Target Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or securities convertible into, or exchangeable or exercisable for Equity Interests in, the Target Company or obligating the Target Company to issue, grant, extend or enter into any such security, option, warrant, call, right of Contract.  The Target Company is not a party to any Contract requiring it to repurchase, redeem or otherwise acquire any of its Equity Interests or make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(d)           All material corporate books and records of the Target Company (i) have been made available to Buyer and (ii) have been maintained in accordance with sound business practices.

3.4          Governmental Approvals. No filing or registration with, notification to, or authorization, consent, permit or approval of any Governmental Entity (collectively, “Governmental Approvals”) is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller or Seller’s Parent, except (i) the premerger notification and waiting period requirements of the HSR Act, (ii) the FCC Application, FCC Consent and associated FCC notification requirements, (iii) Governmental Approvals that become applicable as a result of matters specifically related to Buyer or its Affiliates and (iv) such other Governmental Approvals the failure of which to be made or obtained would not, individually or in the aggregate, have a Material Adverse Effect or materially impair Seller’s or Seller’s Parent’s ability to consummate the transactions contemplated hereby.

3.5          No Conflict or Violation.  The execution, delivery and performance by each of Seller and Seller’s Parent of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not (i) assuming the Governmental Approvals described in Section 3.4 have been obtained, violate any applicable Law to which Seller, Seller’s Parent or the Target Company is subject; (ii) except as set forth in Section 3.5 of the Seller Disclosure Schedule, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, result in the acceleration of or the loss of any benefit under, or create in any party the right to accelerate, terminate or cancel any right or obligation under, any Specified Company Contract or Company Lease; or (iii) violate the Organizational Documents of Seller, Seller’s Parent or the Target Company; except with respect to the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, adversely affect, in any material respect, the business of the Target Company or materially impair Seller’s ability to consummate the transactions contemplated hereby.

3.6          Financial Statements.

(a)            Correct and complete copies of the following financial statements are attached to Section 3.6 of the Seller Disclosure Schedule (the “Financial Statements”):  (i) the unaudited balance sheet of the Target Company as of December 31, 2011, 2010 and 2009, (ii) the unaudited statements of income of the Target Company for each of the fiscal years ended December 31, 2011, 2010 and 2009, and (iii) the unaudited balance sheet and unaudited income statement of the Target Company as of and for the six (6) month period ended June 30, 2012.  Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, the financial position of the Target Company as of the dates thereof and the results of its operations for the periods then ended (except as may be indicated therein or in the notes thereto); provided, however, that the Financial Statements are unaudited, lack footnotes and other presentation items, and are subject to normal year-end adjustments.  The financial statements of Seller’s Parent as of and for the fiscal years ended December 31, 2011, 2010 and 2009 were prepared on a consolidated basis, taking into account, as applicable, for such purposes the Target Company’s assets, liabilities and results of operations, and were prepared in accordance with GAAP, consistently applied, and audited by an independent auditor and an unqualified opinion has been rendered thereon.

(b)           The Target Company does not have any material Indebtedness.

3.7          No Undisclosed Liabilities.  Except for (i) liabilities reflected or reserved against on the Balance Sheet (or in any notes thereto), (ii) liabilities set forth in Section 3.7 of the Seller Disclosure Schedule, (iii) liabilities incurred in the ordinary course of business since the Balance Sheet Date, (iv) liabilities to be performed after the Disclosure Schedule Delivery Date under the terms of any Contract or Permit binding upon the Target Company, and (v) liabilities for which Buyer or the Target Company is indemnified pursuant to this Agreement or any Continuing Arrangement or which are reflected or reserved against on the Estimated Closing Balance Sheet, the Target Company does not have any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet (or the notes thereto) of the Target Company, other than liabilities or obligations that, individually or in the aggregate, would not adversely affect, in any material respect, the financial condition or business of the Target Company.

3.8          Absence of Certain Changes.  Except as set forth in Section 3.8 of the Seller Disclosure Schedule, from the Balance Sheet Date through the Disclosure Schedule Delivery Date, (i) the business of the Target Company has been conducted in the ordinary course of business in a manner consistent with past practice in all material respects and (ii) no occurrence, effect or change that has had or would have, individually or in the aggregate, a Material Adverse Effect has occurred.  As amplification and not limitation of the foregoing, from the Balance Sheet Date through the Disclosure Schedule Delivery Date, there has not been any:

(a)            merger by the Target Company with, entry by the Target Company into a consolidation with or acquisition by the Target Company of an interest of 5% or more in any Person or acquisition by the Target Company of a substantial portion of the assets or business of any Person or any division or line of business thereof;

(b)           except for contractual obligations pursuant to Benefit Plans or employment agreements in effect as of the Disclosure Schedule Delivery Date (including the Severance Plan and Stay Bonus Plan), (i) increase in the compensation or other benefits payable or to become payable to senior management of the Target Company, except pursuant to the normal salary and annual bonus compensation review process conducted each year in the ordinary course of business consistent with past practice, (ii) grant of any severance or termination pay to, or entering into of any severance agreement with any employee of the Target Company in senior management, other than in the ordinary course of business consistent with past practice or pursuant to the Severance Plan or the Stay Bonus Plan or pursuant to an arrangement under which Seller, not the Target Company, bears the obligation, (iii) entering into or amendment of any employment agreement with any employee in senior management of the Target Company, except (A) for employment agreements which terminate on less than thirty (30) days’ notice without penalty, and (B) for extension of employment agreements in the ordinary course of business consistent with past practice, or (iv) except as would not result in a material increase in cost to the Target Company or to the extent required by applicable Law, establishment, adoption, entering into or amendment of any collective bargaining, employee or employee benefit agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Target Company;

(c)            material change in any accounting method, policy or practice used by the Target Company including any methods of calculating, any bad debt, contingency or other reserves, except as required by GAAP;

(d)            write-down or write-up (or failure to write-down or write-up in accordance with GAAP consistent with past practice) the value of any Receivables or revaluation of any Station assets by more than $100,000 other than in the ordinary course of business, consistent with past practice in accordance with GAAP;

(e)            payment (other than the payment of salary, bonuses, or benefits in the ordinary course of business consistent with past practice, the payment, advance or reimbursement of expenses in the ordinary course of business consistent with past practice and any payment made pursuant to the terms of any Specified Company Contract), loan or advance of any amount to, or sale, encumbrance, transfer or lease of any properties or Station assets to, Contract, agreement or arrangement with (other than Contracts, agreements and arrangements entered into in the ordinary course of business consistent with past practice), or change in its existing borrowing or lending arrangements for or on behalf of, any of the Target Company’s officers, directors or employees, or any Affiliate, relative, spouse or beneficiary of such Person;

(f)             material change in the methods, practices, or timing of the Target Company’s collection of Receivables or payment of accounts payables;

(g)           sale, transfer, lease, sublease, license or other disposal by the Target Company of any material properties or material Station assets, real, personal or mixed (including leasehold interests and intangible property), except for any of the foregoing actions taken or effected (i) in connection with the Target Company’s transition from Channel 5/Channel 50 to Channel 25, or (ii) in the ordinary course of business consistent with past practice;

(h)           capital expenditure or commitment by the Target Company for any capital expenditure, other than (i) expenditures or commitments made in accordance with the Target Company’s budget previously provided to Buyer or (ii) expenditures that will be satisfied in full by the Target Company prior to Closing;

(i)             property peril, loss or damage to the Knowledge of Seller with respect to any of the properties of the Target Company which is not covered by insurance and, in the aggregate, has a replacement cost of more than $100,000; or

(j)             Contract by or on behalf of Seller or its Affiliates (relating to the business of the Target Company) or the Target Company to do any of the foregoing.

3.9          Legal Proceedings.  Except as set forth in Section 3.9 of the Seller Disclosure Schedule, there is no Action pending by or before a Governmental Entity or with any third party or, to the Knowledge of Seller, threatened against the Target Company, or any of its properties or assets, which (i) has had or would have a Material Adverse Effect, (ii) as of the Disclosure Schedule Delivery Date, seeks monetary relief in an amount exceeding $100,000 or injunctive relief or criminal sanctions or penalties, or (iii) as of the Disclosure Schedule Delivery Date, challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of the transactions contemplated hereby.  Neither Seller nor the Target Company is subject to any judgment, decree, injunction or order of any Governmental Entity, which, individually or in the aggregate, has had or would have a Material Adverse Effect or would materially impair Seller’s ability to consummate the transactions contemplated hereby.

3.10        Personal Property.  The Target Company has valid title, free and clear of all Liens (except for Permitted Liens), to, or a valid and enforceable right to use, all material tangible personal property reflected on the Balance Sheet as of the Balance Sheet Date or acquired by the Target Company since the Balance Sheet Date, except for such tangible personal property that has been disposed of since the Balance Sheet Date in the ordinary course of business.  Except as set forth in Section 3.10 of the Seller Disclosure Schedule, the material tangible personal property of the Target Company, including all transmitting and studio equipment of the Station, is in adequate condition and repair (ordinary wear and tear excepted) for operation in the ordinary course of business in accordance with past practice.  Except as set forth in Section 3.10 of the Seller Disclosure Schedule, none of the material tangible personal property used by the Target Company is leased.

3.11        Real Property.

(a)            Section 3.11(a)(i) of the Seller Disclosure Schedule sets forth the location of all real property owned by the Target Company (the “Owned Real Property”), if any.  The Target Company owns the Owned Real Property free and clear of all Liens (except for Permitted Liens).  Section 3.11(a)(ii) of the Seller Disclosure Schedule sets forth (x) the location of all real property (the “Leased Real Property”) that is leased, subleased or licensed to the Target Company by a third party pursuant to a lease, sublease, license or other similar agreement under which the Target Company is the lessee, sublessee, licensee or occupant (collectively, the “Company Leases”) and (y) a list of all Company Leases.  Copies of all Company Leases, together with any modifications, extensions, amendments and assignments thereof, have heretofore been furnished or made available to Buyer prior to the Disclosure Schedule Delivery Date.  With respect to each of the Company Leases, (i) such Company Lease constitutes a legal, valid and binding obligation of the Target Company and, to the Knowledge of Seller, is in full force and effect, (ii) to the Knowledge of Seller, the Target Company has a valid leasehold interest in the Leased Real Property pursuant to such Company Lease, (iii) as of the Disclosure Schedule Delivery Date, neither Seller nor the Target Company has received a written notice of termination or cancellation or a written notice of default under such Company Lease which has not been cured, (iv) the Target Company is not in material breach of, or material default under, the terms of any Company Lease, and (v) as of the Disclosure Schedule Delivery Date, to the Knowledge of Seller, no other party to a Company Lease is in material breach of, or material default under, the terms of any Company Lease.

(b)           As of the Disclosure Schedule Delivery Date, (i) Seller has no Knowledge of any fact or condition that would prohibit or adversely affect, in any material respect, the access to and from any Real Property from and to existing highways and roads and there is no pending, or to the Knowledge of Seller, threatened restriction or denial, governmental or otherwise, upon such ingress and egress, (ii) there is no pending or, to the Knowledge of Seller, threatened condemnation proceeding or threatened Action relating to any Real Property, and (iii) there are no outstanding options or rights of first refusal to purchase any Owned Real Property (notwithstanding the foregoing, each representation and warranty in this section made in respect of Real Property that is Leased Real Property is made solely to the Knowledge of Seller).  There are no leases, subleases or other similar agreements made by the Target Company granting any party or parties the right of use or occupancy of or otherwise affecting in any material respect any portion of the Owned Real Property.  To the Knowledge of Seller, Seller has made or has caused to be made available to Buyer copies of any title insurance policies and surveys that Seller or the Target Company has in its possession with respect to any Owned Real Property.

3.12        Taxes.

(a)           The Target Company has timely filed all material Tax Returns required to be filed by, or with respect to, it prior to the Disclosure Schedule Delivery Date, all such filed Tax Returns were complete and correct in all material respects, and Seller or its Affiliate has timely paid all Taxes required to be paid by or with respect to the Target Company.

(b)           The Target Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid to any Person and has otherwise complied in all material respects with all Laws relating to the withholding and payment of Taxes.

(c)           There are no pending or current proceedings, examinations or audits in respect of Taxes of the Target Company, and neither Seller nor the Target Company has received written notice of any unresolved or threatened claims concerning its Tax liability.

(d)           All Tax deficiencies which have been claimed, proposed or asserted against the Target Company have been fully paid or finally settled, and no issue has been raised in any examination by any Tax authority, which, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(e)            No Governmental Entity in a jurisdiction in which the Target Company does not file Tax Returns has claimed in writing that the Target Company is or may be required to file Tax Returns in, or is or may be subject to Tax by, that jurisdiction.

(f)            The Target Company is not and has not been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).  The Target Company has not participated or engaged in any transaction that gives rise to (i) a registration obligation under Section 6111 of the Code or the Treasury Regulations thereunder, (ii) a list maintenance obligation under Section 6112 of the Code or the Treasury Regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder (or in each of the clauses (i), (ii) or (iii) any corresponding or similar provision of state, local or foreign Tax law).

(g)           The Target Company has not distributed the stock of another entity nor had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the last two (2) years.

(h)           The Target Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign tax law) for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) executed on or prior to the Closing Date; (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign tax law); (iv) installment sale or open transaction disposition made, or other transaction the economic benefit of which has been realized, on or prior to the Closing Date; or (v) prepaid amount received prior to the Closing Date.

(i)            During the last three (3) years, the Target Company (i) has not been a member of an affiliated (within the meaning of Section 1504 of the Code or any corresponding or similar provision of state, local or foreign Tax law), combined or unitary group of corporations filing a consolidated, combined or unitary Tax Return, except with respect to an affiliated group of which Seller’s Parent is the common parent, and has never owned a Subsidiary; (ii) has not become a successor to any other entity for Tax purposes by way of merger, liquidation or other transaction; (iii) has not become a party to any Tax sharing, allocation or indemnification agreement or arrangement with any Person pursuant to which it would have an obligation with respect to Taxes of another Person following the Closing Date; and (iv) has not incurred or agreed to incur liability for the Taxes of any Person as a transferee or successor under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law), by contract or otherwise other than for Taxes of the affiliated group of which Seller’s Parent is the common parent.

(j)            The only state jurisdiction in which the Target Company files or is required to file Tax Returns is Tennessee.

(k)           There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Target Company.

(l)            The Target Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment.

(m)          The Target Company does not have an election in effect to be taxed as a corporation under Treasury Regulation Section 301.7701-3 (or any corresponding or similar provision of state, local or foreign tax law).

3.13        Specified Company Contracts.

(a)           Section 3.13(a) of the Seller Disclosure Schedule sets forth a list of Contracts in effect as of the Disclosure Schedule Delivery Date to which the Target Company is a party and which are in any of the categories listed below (collectively, the “Specified Company Contracts”); provided, however, that a Specified Company Contract referenced by more than one description need only be listed once on the Seller Disclosure Schedule:

(i)          the CBS Affiliation Agreement and all Retransmission Agreements;

(ii)         any program license agreements and other agreements and rights to broadcast programs and films which involve payments or barter value, individually or in the aggregate, of more than $100,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter;

(iii)        any Contract for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Target Company, requiring payments by the Target Company in excess of $100,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter;

(iv)        any employment or separate severance agreement (exclusive of the Severance Plan and Stay Bonus Plan) with any current or former employee of the Target Company that (A) obligates the Target Company to pay more than $50,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter, (B) is not subject to expiration or termination within twelve (12) months of the date hereof, or (C) involves on-air talent;

(v)         any management, consulting or similar agreement with an independent contractor that (A) obligates the Target Company to pay more than $50,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter or (B) may not be cancelled upon ninety (90) or fewer days’ notice without any liability, penalty or premium (other than accrued expenses or a nominal cancellation fee or charge);

(vi)        any Contract for the sale of advertising which by its terms requires payments to the Target Company of more than $100,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter;

(vii)       any sales agency or advertising representative Contract which by its terms requires payments by the Target Company of more than $100,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter;

(viii)      any Contract with a vendor for the purchase of materials, supplies, services, equipment, or any capital item or items involving consideration of more than $50,000 for the fiscal year ending December 31, 2012 or any fiscal year thereafter;

(ix)         any Contract relating to an acquisition, divestiture, merger or similar transaction containing representations, covenants, indemnities or other obligations (including indemnity, “earn-out” or other contingent obligations) that are still in effect and, individually or in the aggregate, would reasonably be expected to result in payments in excess of $50,000;

(x)          any joint venture or partnership agreement;

(xi)         any Contract containing a covenant not to compete with a third party that restricts the ability of the Target Company to freely conduct its business as such business is conducted on the date hereof in any geographic area or any material line of business;

(xii)        any Contract where the Target Company has granted exclusive rights to another party;

(xiii)       any Contract where the Target Company has received exclusive rights from another party;

(xiv)       any Contract containing a most-favored nation, best pricing or other similar term by which another party to such Contract is entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as the terms offered by the Target Company to another Person;

(xv)       any trade barter agreements with any exchange value in excess of $25,000, expressly excluding any customary barter arrangements under any program license agreements and other agreements and rights to broadcast programs and films, which are addressed in another subsection; and

(xvi)      any outstanding written commitment to enter into any agreement of the type described in subsections (i) through (xv) of this Section 3.13(a).

Notwithstanding anything to the contrary in this Section 3.13, Specified Company Contracts shall not include any Contract that (A) will be fully performed or satisfied as of or prior to Closing, (B) is solely between Seller or its Affiliate (other than the Target Company), on the one hand, and the Target Company, on the other hand, (C) is a Company Benefit Plan, or (D) is a Company Lease.

(b)           The Target Company is not in material breach of or material default under the terms of any material Specified Company Contract and, as of the Disclosure Schedule Delivery Date, to the Knowledge of Seller, no other party to a Specified Company Contract is in material breach of or material default under the terms of any material Specified Company Contract.  Except as set forth in Section 3.13(b) of the Seller Disclosure Schedule, each Specified Company Contract is a valid and binding obligation of the Target Company and, to the Knowledge of Seller, is in full force and effect; subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.  Except as set forth in Section 3.13(b) of the Seller Disclosure Schedule, Seller has made available to Buyer correct and complete copies of the Specified Company Contracts, including all amendments.

3.14        Labor.

(a)           The Target Company is in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes.  Seller has provided to Buyer a complete and correct list, as of the date set forth on such list, of the full-time, part-time and per-diem employees employed by the Target Company as of the date on such list, including name, date of hire, current rate of compensation, employment status (i.e., active, disabled, on authorized leave and reason therefor), department and title.

(b)           Neither the Seller nor the Target Company is, or has been, a party to, or bound by, any collective bargaining agreement with any labor union applicable to persons employed by the Target Company.  Neither Seller nor the Target Company has received a demand for recognition from any labor union or representative of employees during the five year period prior to the Disclosure Schedule Delivery Date.  To the Knowledge of Seller, there is no question concerning representation as to any collective bargaining representative concerning any employees of the Target Company, and no labor union or representative thereof claims to or is seeking to represent any employees of the Target Company.  To the Knowledge of Seller, there is no union organizational campaign, representation petition or other unionization activities currently pending with respect to any employee of the Target Company.

(c)           From January 1, 2011 to the Disclosure Schedule Delivery Date, there has been no, and to the Knowledge of Seller, there is not threatened or pending any, (i) strike or work stoppage relating to the Target Company, or (ii) any material Action in any court, tribunal or administrative agency against or affecting the Target Company relating to the alleged violation of any Law by the Target Company pertaining to the Target Company’s employees or labor relations, including any charge or complaint filed by an employee or union with the National Labor Relations Board.

3.15        Compliance With Law; Permits; FCC Licenses; Cable and Satellite Matters.

(a)            Except for Laws relating or attributable to Taxes, the Communications Act, employment matters, employee benefits and environmental matters (which shall be governed exclusively by Section 3.12, Section 3.15(b)-(h), Section 3.14, Section 3.16 and Section 3.18, respectively), the Target Company is operating its business in compliance in all material respects with applicable Laws.  Except for Permits relating to the Communications Act (which shall be governed exclusively by Section 3.15(b)-(h)), all approvals, permits and licenses of Governmental Entities (collectively, “Permits”) that are material for the Target Company to conduct its business, as conducted on the Disclosure Schedule Delivery Date, are in the possession of the Target Company and are in full force and effect.  The Target Company is operating in compliance in all material respects with its Permits, and, to the Knowledge of Seller, all such Permits are valid, and in full force and effect.

(b)            Except as set forth in Section 3.15(b)(i) of the Seller Disclosure Schedule, the Target Company is the holder of the FCC Licenses listed in Section 3.15(b)(ii) of the Seller Disclosure Schedule.  Except as set forth in Section 3.15(b)(i) of the Seller Disclosure Schedule, the listed FCC Licenses constitute all of the material FCC licenses and authorizations required under the Communications Act for the current operation of the Station.  The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired.  Section 3.15(b)(ii) of the Seller Disclosure Schedule lists all pending and/or non-consummated material FCC applications or material requests for waiver with respect to the FCC Licenses (the “Pending FCC Applications”).  The FCC Licenses are not subject to any conditions, except for those conditions that appear on the faces of the FCC Licenses or that are set forth in the FCC’s rules, regulations and policies or that are applicable generally to facilities of the same types, natures, classes or locations.

(c)            [Intentionally omitted.]

(d)           (i) To the Knowledge of Seller, except as set forth in Section 3.15(d)(i) of the Seller Disclosure Schedule, there is not pending or threatened any action by or before the FCC to revoke, suspend, cancel, rescind or adversely modify any of the material FCC Licenses (other than proceedings to amend FCC rules of general applicability) and there are no facts that would reasonably be expected to result in any of the above (except with respect to the FCC Licenses set forth in Section 3.15(d)(ii) of the Seller Disclosure Schedule), and (ii) as of the Disclosure Schedule Delivery Date, there is not now issued or outstanding or pending by or before the FCC any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture against the Target Company, the Station or the FCC Licenses.  The Station is operating in material compliance with the FCC Licenses, the Communications Act and the applicable rules and regulations of the Federal Aviation Administration.  To the Knowledge of Seller, no event has occurred or condition or state of facts exists that constitutes or, after notice or lapse of time or both, would constitute a violation or non-compliance with the Communications Act or the terms of any such FCC License, except where any failure to comply with any of the foregoing has not had, and will not have, a Material Adverse Effect.

(e)            Except as set forth in Section 3.15(e) of the Seller Disclosure Schedule, the Target Company has not leased, licensed, assigned, conveyed or otherwise encumbered the Station’s digital television spectrum (or any portion thereof) for the provision of any “ancillary or supplementary services” (as the term is defined pursuant to the Communications Act).

(f)            All material reports and filings required to be filed with the FCC and any other Governmental Entity by the Target Company with respect to the Station have been timely filed, except where the failure to make any timely filing has not had and would not have a Material Adverse Effect, and the Target Company has paid all regulatory fees due with respect to the Station.

(g)            Seller is legally, financially and otherwise qualified under the Communications Act to perform its obligations hereunder.  Seller has no Knowledge of any fact or condition that would, under the Communications Act or otherwise, disqualify Seller as the transferor of the Station, constitute grounds for the filing of a petition to deny or objection related to the qualifications of Seller or cause the FCC to fail to approve the FCC Application in a timely fashion based on the qualifications of Seller.

(h)            Section 3.15(h) of the Seller Disclosure Schedule contains a list of (i) all MVPDs in the Designated Market Area (as defined in Section 47 C.F.R. Section 76.55(e)) of the Station (the “Station’s Designated Market Area”) that as of the date identified therein, to Seller’s Knowledge, carry the signal of the Station; and (ii) any MVPD with more than 10,000 subscribers in the Station’s Designated Market Area that as of the date identified therein, to Seller’s Knowledge, does not carry the signal of the Station.  The terms of the Target Company’s Retransmission Agreements do not conflict with, in any material respect, the geographic limitations under the CBS Affiliation Agreement.  To Seller’s Knowledge, the Station made valid retransmission consent elections on all applicable MVPDs for the 2012-2014 election cycle.

3.16        Employee Benefit Plans.

(a)            Section 3.16(a) of the Seller Disclosure Schedule sets forth a list of all Company Benefit Plans.

(b)            Except as set forth in Section 3.16(b) of the Seller Disclosure Schedule, correct and complete copies of the following documents with respect to the Company Benefit Plans have been made available or delivered to Buyer, to the extent applicable:  (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed IRS Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.

(c)            None of the Company Benefit Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Target Company could incur liability under Section 4063 or 4064 of ERISA.

(d)            Except as described in Section 3.16(d) of the Seller Disclosure Schedule, none of the Company Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Target Company, except as may be required under COBRA.

(e)            Each Company Benefit Plan has been operated in material compliance with the requirements of all applicable Laws, including ERISA and the Code, and all Persons who participate in the operation of such Company Benefit Plans, and to the Knowledge of Seller, all Company Benefit Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Laws, including ERISA and the Code with respect to the Company Benefit Plans, except to the extent any noncompliance therewith has not had and would not have a Material Adverse Effect.  Seller and the Target Company have performed all material obligations required to be performed by them under, are not in any material respect in default under or in material violation of, and have no Knowledge of any material default or material violation by any party to, any Company Benefit Plan, except where such a breach, default or violation has not had and would not have a Material Adverse Effect.  As of the Disclosure Schedule Delivery Date, no Action is pending or, to the Knowledge of Seller, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course).

(f)             Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified, and each trust established in connection with any Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the Knowledge of Seller, no fact or event has occurred since the date of such determination letter from the IRS which would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.

(g)           To the Knowledge of Seller, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan. Neither Seller nor the Target Company has incurred any material liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any material liability under Section 502 of ERISA.  Within the last five (5) years, neither the Seller nor the Target Company has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any material liability in connection with the termination or reorganization of any Company Benefit Plan subject to Title IV of ERISA and, to the Knowledge of Seller, no fact or event exists that could rise to any such liability.

(h)           All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates.  Under each Company Benefit Plan which is a single-employer pension plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

(i)             Except pursuant to the Severance Plan, the Stay Bonus Plan and as otherwise contemplated under Section 5.2, and except as set forth in Section 3.16(i) of the Seller Disclosure Schedule, the consummation of the transactions contemplated hereby shall not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Target Company to severance pay or any other payment from the Target Company or (ii) accelerate the time of payment or vesting for, or increase the amount of, compensation due from the Target Company to any such employee or officer.

(j)             None of the Company Benefit Plans in effect immediately prior to the Closing Date would result separately or in the aggregate (including as a result of this Agreement or the transactions contemplated hereby) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(k)            Each Company Benefit Plan subject to Section 409A of the Code has been administered and documented in compliance in all material respects with the requirements of Code Section 409A.

3.17        Intellectual Property.

(a)            Section 3.17 of the Seller Disclosure Schedule sets forth, for the Company Intellectual Property owned by the Target Company, a list of all material:  (i) Patents and patent applications; (ii) Trademark registrations and Trademark registration applications; (iii) Copyright registrations and Copyright registration applications; and (iv) Domain Name registrations.  To the Knowledge of Seller, the foregoing registrations are valid, in effect and subsisting.  There is no Action pending or, to the Knowledge of Seller, threatened, contesting or challenging the ownership, validity, registerability or enforceability of, or the Target Company’s right to use, any material Company Intellectual Property owned by the Target Company, and as of the Disclosure Schedule Delivery Date, Seller has no Knowledge of any pending or threatened Action contesting or challenging the Company’s right to use any Company Intellectual Property licensed to the Target Company by a third party.

(b)           Except as has not had and would not have a Material Adverse Effect:  (i) the conduct of the business of the Target Company does not infringe, misappropriate or otherwise violate any Person’s Intellectual Property, and, as of the Disclosure Schedule Delivery Date, there is no material claim pending or, to the Knowledge of Seller, threatened against the Target Company alleging such infringement, misappropriation or other violation, and (ii) to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property owned by the Target Company, and, as of the Disclosure Schedule Delivery Date, no claims are pending or, to the Knowledge of Seller, threatened against any Person by the Target Company alleging such infringement or other violation.

(c)           The Target Company uses such precautions as it in good faith has determined are reasonably necessary to protect the confidentiality of its material Intellectual Property.

(d)           The Target Company uses such precautions as it in good faith has determined are reasonably necessary and as otherwise required by Law to protect the personally identifiable information that is provided by its customers from unauthorized disclosure or use.

3.18        Environmental Matters.  Except as set forth in Section 3.18 of the Seller Disclosure Schedule, (a) the Target Company is in compliance with all applicable Environmental Laws and possesses and is in compliance with all applicable Environmental Permits required under such Environmental Laws to carry on the business of the Target Company as it is currently conducted; (b) there are no Actions or judicial, administrative or arbitral proceedings pending or, to the Knowledge of Seller, threatened, against the Target Company by any Governmental Entity that seek to enforce or impose liability under any applicable Environmental Law, or to revoke or modify any Environmental Permit held by the Target Company (and, as of the Disclosure Schedule Delivery Date, there are no Actions or judicial, administrative or arbitral proceedings pending or, to the Knowledge of Seller, threatened by any Governmental Entity or any third party which otherwise relate to any applicable Environmental Law, Environmental Permit or Hazardous Material); (c) there are no judgments, orders, decrees, settlements, or arbitral awards in effect under any applicable Environmental Laws to which the Target Company is a party or is subject pursuant to which the Target Company has any unfulfilled obligation, cost or liability; and (d) there has been no Release of any Hazardous Material by the Target Company at any Owned Real Property or, during the period of its ownership or operation thereof, at any real property formerly owned or operated by the Target Company, that requires any investigation, remediation, cleanup, remedial or corrective action under Environmental Law; except in the case of clauses (a), (b), (c) or (d) above that have not had and would not have, individually or in the aggregate, a Material Adverse Effect.  Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.18 shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws.

3.19        Insurance.  Section 3.19 of the Seller Disclosure Schedule contains a list of all material policies of liability, title, property, fire, casualty, workmen’s compensation, business interruption, sprinkler and water damage, automobile, error and omissions, fidelity bonds and other forms of insurance held by or for the benefit of the Target Company (collectively, the “Policies”) as of the Disclosure Schedule Delivery Date.  To the Knowledge of Seller, all such Policies are in full force and effect and are valid and enforceable.  All such Policies are maintained with respect to the properties, assets and operation of the Target Company.  The premiums covering all periods up to and including the Closing Date due and payable under such Policies shall have been timely paid.  The Target Company is not in default with respect to its material obligations under any such Policy and no insurance or proceeds relating to any such Policy have been assigned to any Person.  As of the Disclosure Schedule Delivery Date, the Target Company has not received any notice of cancellation or non-renewal of any such Policy, nor to the Knowledge of Seller, is the termination of any such insurance policy threatened.  As of the Disclosure Schedule Delivery Date, the Target Company has not received any notice of declination of coverage from insurers with respect to any currently pending claim tendered for defense or recovery.  There are no disputes between the Target Company and any underwriters of any such Policies, except for any dispute that has not had and would not have, individually or in the aggregate, a Material Adverse Effect.

3.20        No Guaranties; Powers of Attorney.

(a)            None of the obligations or liabilities of the Target Company is guaranteed by any Person, nor has the Target Company guaranteed the obligations or liabilities of any other Person.

(b)           There are no outstanding powers of attorney executed on behalf of the Target Company.

3.21        Affiliate Transactions.  Section 3.21 of the Seller Disclosure Schedule contains a correct and complete list of all Contracts, transactions, Indebtedness or other material arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of the business of the Target Company) between the Target Company, on the one hand, and Seller or any Affiliate of Seller (other than the Target Company), on the other hand.

3.22        Accounts Receivable.  All accounts receivable of the Target Company (the “Receivables”) represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and, to the Knowledge of Seller, as of the Disclosure Schedule Delivery Date, no claims or rights of set-off have been asserted in writing by any obligor of a Receivable relating to the amount or validity of such Receivable.  Seller has made available to Buyer an aged list of the Receivables as of the Balance Sheet Date, showing separately those Receivables that as of such date had been outstanding for (a) 29 days or less, (b) 30 to 59 days, (c) 60 to 89 days, (d) 90 to 119 days and (e) more than 119 days.  All Receivables are properly reflected in the Balance Sheet in accordance with GAAP.

3.23        Brokers’ Fees.  Except for Houlihan Lokey Capital, Inc. (whose fees shall be Seller’s responsibility as provided under Section 7.1(c)), no broker, investment banker or finder is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller, Seller’s Parent or the Target Company.

3.24        No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article III, neither Seller, Seller’s Parent, the Target Company nor any other Person on behalf of Seller, Seller’s Parent or the Target Company or any of their respective Affiliates or Representatives has made or makes any express or implied representation or warranty with respect to Seller, Seller’s Parent, the Target Company or any of their respective Affiliates, or their respective properties and businesses, or with respect to any other information provided to Buyer, either Buyer’s Parent, their Affiliates or Representatives in connection with the transactions contemplated hereby.  Neither Seller, Seller’s Parent nor the Target Company nor any of their Affiliates, Representatives or any other Person will have or be subject to any liability or obligation to Buyer, either Buyer’s Parent, or their Affiliates or Representatives or any other Person resulting from the distribution to Buyer or either Buyer’s Parent or Buyer’s or either Buyer’s Parent’s use of, or the use by any of Buyer’s or the Buyer’s Parents’ Affiliates or Representatives of, any such information, including, without limitation, any information, documents, projections, forecasts of other material made available to Buyer, either Buyer’s Parent, or their Affiliates or Representatives in certain “data rooms”, descriptive or offering memoranda, or management presentations in expectation of the transactions contemplated by this Agreement, unless and solely to the extent that any such information is expressly and specifically included in a representation or warranty contained in this Article III.  Seller, Seller’s Parent and the Target Company disclaim any and all other representations and warranties, whether express or implied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer in respect of all of the representations and warranties made in this Article IV, and each Buyer’s Parent, in respect of the representations and warranties concerning it set forth in Sections 4.1, 4.2, 4.4, 4.5, 4.9 and 4.10, represent and warrant to Seller and the Target Company as follows:

4.1          Due Organization and Good Standing of Buyer.  Each of Buyer and JCI is duly incorporated/formed, validly existing and in good standing under the Laws of Wisconsin.  JBC is duly incorporated/formed, validly existing and in good standing under the Laws of Nevada.

4.2          Authorization of Transaction by Buyer.  Each of Buyer and the Buyer’s Parents has all requisite corporate power and authority to execute, deliver and perform its respective obligations under this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Buyer and the Buyer’s Parents of this Agreement and the Ancillary Agreements, as applicable, and the consummation by Buyer and the Buyer’s Parents of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each of Buyer and the Buyer’s Parents and no other corporate proceedings on the part of any of Buyer or the Buyer’s Parents are necessary to authorize the execution, delivery and performance by Buyer and the Buyer’s Parents of this Agreement and the Ancillary Agreements, as applicable, or to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by each of Buyer and the Buyer’s Parents and, assuming due authorization, execution and delivery by Seller and Seller’s Parent, constitutes, and each Ancillary Agreement, when executed and delivered by each of Buyer and the Buyer’s Parents (assuming due authorization and delivery by the other parties thereto) shall constitute, a valid and binding obligation of each of Buyer and the Buyer’s Parents, enforceable against each of them in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (whether considered in a proceeding at law or in equity).

4.3          Qualification as a Broadcast Licensee.  Buyer is, and at Closing shall be, legally, financially and otherwise qualified under the Communications Act to acquire the Target Company and the FCC Licenses from Seller and to be the licensee of the FCC Licenses.  Neither Buyer nor its Affiliates nor any other Person with an “attributable interest” (as defined in the Communications Act) in Buyer, has an attributable interest in any television station or other business regulated by the FCC that is located within the Station’s Designated Market Area.  To Buyer’s Knowledge, there is no fact or circumstance that would, under the Communications Act or otherwise, (i) disqualify Buyer or its Affiliates or any other Person with an attributable interest in Buyer as the owner and operator of the Station or constitute grounds for the filing of a petition to deny or objection related to the qualifications of the Buyer, or (ii) cause the FCC to fail to provide the FCC Consent in a timely fashion based on the qualifications of Buyer or to condition the FCC Consent on the sale, divestiture or disposition of any of Buyer’s or its Affiliates’ assets or operations, whether by consent, decree, hold separate order or otherwise.  No waiver of any FCC rule, regulation or policy existing as of the date of this Agreement will be required, with respect to Buyer, to obtain the FCC Consent.  Buyer is not an entity in which any owner, parent, subsidiary or Affiliate of ABC Television Network, Fox Television Network or NBC Television Network (or the WB Television Network or its successor) has a twenty percent (20%) or greater equity interest.

4.4          Governmental Approvals.  No Governmental Approvals are required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by Buyer or the Buyer’s Parents, except (a) the Governmental Approvals identified in clauses (i) and (ii) of Section 3.4, (b) Governmental Approvals that become applicable as a result of matters specifically related to Seller or its Affiliates, and (c) such other Governmental Approvals the failure of which to be obtained or made would not materially impair Buyer’s or either Buyer’s Parent’s ability to consummate the transactions contemplated hereby and otherwise perform its obligations hereunder.

4.5          No Conflict or Violation.  The execution, delivery and performance by each of Buyer and the Buyer’s Parents of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not (i) assuming all Governmental Approvals described in Section 4.4 have been obtained, violate any applicable Law to which Buyer or either Buyer’s Parent is subject, (ii) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which Buyer or either Buyer’s Parent is a party, or (iii) violate the Organizational Documents of any of Buyer or the Buyer’s Parents, except with respect to the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, materially impair Buyer’s ability to consummate the transactions contemplated hereby.

4.6          Legal Proceedings.  There are no Actions pending or, to the Knowledge of Buyer, threatened which challenge the validity or enforceability of this Agreement or the Ancillary Agreements, which seek to enjoin or prohibit consummation of the transactions contemplated hereby or which would otherwise materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.  Buyer is not subject to any order of any Governmental Entity which would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

4.7          Acquisition of Equity for Investment.  Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Buyer’s purchase of the Purchased Interests.  Buyer confirms that it can bear the economic risk of its investment in the Purchased Interests and can afford to lose its entire investment in the Purchased Interests, has been furnished the materials relating to Buyer’s purchase of the Purchased Interests which it has requested, and Seller has provided Buyer the opportunity to ask questions of the officers and management employees of the Target Company and to acquire additional information about the business and financial condition of the Target Company.  Buyer is acquiring the Purchased Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Purchased Interests.  Buyer agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available thereunder.

4.8          Funding.

(a)            Buyer currently has, and on the Closing Date will have, all funds necessary to pay the Purchase Price and all other amounts payable by Buyer hereunder.

(b)           Without limiting the foregoing (and with Buyer’s express acknowledgement that Buyer’s obligations under this Agreement are not conditioned upon Buyer or either Buyer’s Parent receiving financing):

(i)           The complete and correct copy of the existing credit facility in place between U.S. Bank National Association, SunTrust Bank, Bank of America, N.A., Wells Fargo Bank, National Association, the Northern Trust Company, Associated Bank, N.A. and Comerica Bank (collectively, the “Lenders”) and JCI (the “Existing Credit Facility”) is attached as Exhibit 4.1 to the current report filed by JCI on Form 8-K with the Securities Exchange Commission on August 18, 2010.

(ii)          Exhibit D attached hereto sets forth complete and correct copies of the executed written commitments and related term sheets from the Lenders to increase the Existing Credit Facility (collectively, the “Financing Commitments,” and together with the Existing Credit Facility, the “Financing Documents”), pursuant to which certain of the Lenders have committed to provide JCI with financing in connection with the transactions contemplated hereby (the “Financing”).

(iii)         Each of the Financing Documents (A) is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, and (B) in the form so delivered, is a legal, valid and binding obligation of JCI and the other parties thereto.  There are no other agreements, fee letters, side letters or arrangements relating to the Financing Documents (in each case other than any fee letter containing no conditions precedent to the funding of the Financing), nor are there any agreements, fee letters, side letters or arrangements that could limit, affect or impair the availability of the Financing.  No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of JCI under any term or condition of the Financing Documents.  JCI has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  JCI has fully paid any and all commitment fees and other fees, expenses and other amounts payable prior to or on the date hereof under the Financing Commitments and any other documentation in respect of the Financing.  The conditions precedent to the obligations of the parties to the Financing Commitments to make the Financing available to JCI on the terms therein consist solely of the conditions expressly set forth in the Financing Commitments.

4.9          Solvency.  Each of Buyer and the Buyer’s Parents is currently Solvent and on and after the Closing Date, after giving effect to the transactions contemplated in this Agreement, each of Buyer, the Buyer’s Parents and the Target Company shall be Solvent.

4.10        Brokers’ Fees.  Except for Methuselah Advisors (whose fees shall be Buyer’s responsibility as provided under Section 7.2(c)), no broker, investment banker or finder is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or either Buyer’s Parent.

4.11        No Reliance.  Buyer, the Buyer’s Parents and their Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Target Company as Buyer, the Buyer’s Parents, and their Representatives, as of the date hereof, have requested to review, and Buyer, the Buyer’s Parents, and their Representatives have had full opportunity to meet with the management of the Target Company and to discuss the business and assets of the Target Company.  Each of Buyer and the Buyer’s Parents acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) neither Seller, Seller’s Parent nor the Target Company nor any of their respective Affiliates nor Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, and none of Buyer or the Buyer’s Parents is relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by Seller, Seller’s Parent or the Target Company or any of their Affiliates to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, and if made, such representation or warranty must not be relied upon by Buyer or the Buyer’s Parents as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Buyer, either Buyer’s Parent, or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless and solely to the extent any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

ARTICLE V

COVENANTS

5.1          Conduct of Business.

(a)           Seller agrees that, during the period beginning on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (1) otherwise contemplated hereby, (2) required by applicable Law, (3) set forth in Section 5.1 of the Seller Disclosure Schedule, (4) required in connection with budgeted projects that are currently in process or (5) consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), Seller shall cause the Target Company to, and the Target Company shall:

(i)           operate the Station in all material respects in the ordinary course of business consistent with past practice (including with respect to promotional expenditures and subject to, and except as modified by, compliance with covenants in this Section 5.1);

(ii)          use commercially reasonable efforts to operate the Station in material compliance with applicable Law, including the Communications Act;

(iii)         use commercially reasonable efforts to maintain all material FCC Licenses, and not cause or permit, or agree to cause, by act or failure to act, any material FCC Licenses to expire or be revoked, suspended or adversely modified, or take or fail to take any action that would be reasonably likely to cause the FCC or any Governmental Entity to institute proceedings for the suspension, revocation or material adverse modification of any material FCC Licenses;

(iv)         not authorize or effect any amendment to or change its Organizational Documents in any material respect;

(v)          not issue or authorize the issuance of any Equity Interests or issue, sell or otherwise dispose of any of its Equity Interests;

(vi)         not incur, assume or guarantee any Indebtedness, excluding any Indebtedness that Seller causes to be paid in full on or prior to Closing;

(vii)        not sell, lease, transfer or otherwise dispose of any of the material property or assets of the Target Company, excluding (A) distributions of cash and cash equivalents to Seller or any Affiliate of Seller, (B) the transfer of the Excluded Bank Accounts to Seller or an Affiliate designated by Seller, which Seller may cause to be effected on or prior to Closing, and (C) sales and transfers effected in the ordinary course of business;

(viii)       not create, assume or agree to permit to exist any Liens upon the Station assets, except for Permitted Liens;

(ix)          not incur any capital expenditure which exceeds One Hundred Thousand Dollars ($100,000) individually or Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, excluding capital expenditures made in accordance with the Target Company’s capital budget or paid by Seller or the Target Company prior to Closing;

(x)           (A)           (i) complete construction of the facilities specified in Construction Permit File No. BPCDT-20110824ACF (the “CP”) as expeditiously as possible and in accordance with the terms, conditions and obligations set forth in the CP; and (ii) promptly upon completion of such construction, (1) initiate operation on Channel 25 pursuant to program test authority at the power level authorized in the CP, subject to the tolerances permitted under the FCC’s rules, and using the facilities authorized by the CP, and (2) file and prosecute an application for a license to cover the CP with the FCC; and

(B)           make all capital expenditures relating to the construction of the new facilities described in Section 3.15(b)(i) of the Seller Disclosure Schedule in the manner contemplated by the budget and otherwise pay, in each case as and when due (whether before or after Closing), all costs relating to the construction of the new facilities described in Section 3.15(b)(i) of the Seller Disclosure Schedule that Target Company incurs prior to Closing;

(xi)          maintain all material casualty, liability (primary, umbrella and excess) and property insurance held by or for the benefit of the Target Company as in effect on the Disclosure Schedule Delivery Date in the ordinary course of business consistent with past practice;

(xii)         use commercially reasonable efforts to maintain the Station assets in adequate operating condition and repair (subject to normal wear and tear);

(xiii)        not, except as required pursuant to existing written agreements, Company Benefit Plans in effect as of the Disclosure Schedule Delivery Date, or written agreements for newly hired employees in the ordinary course of business, and except in connection with the Target Company’s use of commercially reasonable efforts to retain the services of their employees after the Closing, (A) increase the compensation or other benefits payable or to become payable to senior management of the Target Company, except in the ordinary course of business consistent with past practices (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year), (B) grant any severance or termination pay to, or enter into any severance agreement with any senior manager of the Target Company, other than in the ordinary course of business consistent with past practice or pursuant to the Severance Plan or the Stay Bonus Plan or pursuant to an arrangement under which Seller, not the Target Company, bears the obligation, (C) enter into any employment agreement with any senior manager of the Target Company (except (x) for employment agreements terminable on less than thirty (30) days’ notice without penalty and (y) for extension of employment agreements in the ordinary course of business consistent with past practice), or (D) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Target Company, except as would not result in a material increase in cost to the Target Company;

(xiv)        other than (A) in the ordinary course of the Target Company’s business or (B) with Buyer’s written consent (such consent not to be unreasonably withheld or delayed), not terminate, amend, modify or renew (excluding renewals occurring on an evergreen basis) in any material respect any Specified Company Contract or any material Company Lease;

(xv)        not make any material changes to its accounting principles or practices, other than as may be required by Law or GAAP;

(xvi)       not acquire (including by merger, consolidation or acquisition of stock or assets), any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than acquisitions for consideration, in the aggregate, of less than $100,000;

(xvii)      not (A) make (other than in the ordinary course of business), amend or revoke any material Tax election or method of Tax accounting applicable to the Target Company’s Tax Return obligations, (B) settle, compromise or consent to any material Tax liability, claim or assessment for which the Target Company and/or Buyer would be responsible, (C) waive the statute of limitations for any such liability claim or assessment relating to Taxes or agree to any extension of time with respect to an assessment or deficiency for a material amount of Taxes, in either case, for which the Target Company and/or Buyer would be responsible, (D) surrender any right to claim a material Tax refund to which the Target Company would be entitled, (E) file any amended material Tax Return, or (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under state, local or foreign law);

(xviii)     use commercially reasonable efforts consistent with past practices to (A) maintain the Target Company’s relationships with its employees, and (B) preserve the Target Company’s relationships with material suppliers, advertisers, MVPDs and vendors and others having material business relations with it;

(xix)        take all commercially reasonable actions as may be necessary or appropriate to protect the Station from objectionable interference from any other stations of which the Target Company becomes aware, including the filing of any and all necessary pleadings with the FCC requesting prevention or correction of such interference;

(xx)         maintain the books of account and records of the Target Company in the usual, regular and ordinary manner, consistent with past practice;

(xxi)        not incur any barter liability in excess of $50,000 individually, expressly excluding any customary barter arrangement under any program license agreements or other agreements and rights to broadcast programs and films entered into in the ordinary course of business;

(xxii)       not enter into any (A) local marketing agreement, joint sales agreement, shared services agreement, or other similar Contract in respect of the control of the programming or operations of the Target Company, (B) without Buyer’s written consent (not to be unreasonably withheld or delayed), any syndicated programming license agreements having a contractual term of more than two (2) years, or (C) without Buyer’s written consent (not to be unreasonably withheld or delayed), any syndicated programming license agreements that would increase the cost of programming for any day part by more than three percent (3%) of the current cost of programming for such day part;

(xxiii)      not (A) sell, assign or grant any security interest (other than a Permitted Lien) in, to or under any Company Intellectual Property, (B) grant to any third party any license with respect to any Company Intellectual Property, except in the ordinary course of business, or (C) fail to notify Buyer as promptly as reasonably practicable of any infringement, misappropriation or other violation of or conflict with any material Company Intellectual Property of which Seller has Knowledge;

(xxiv)      (A) upon receipt of notice of any Action against the Target Company that would reasonably be expected to adversely affect the operation or assets of the Target Company following Closing, use commercially reasonable efforts to (1) notify Buyer regarding such Action, and (2) advise Buyer of the actions that the Target Company will take in regard to such Action (and permit Buyer the opportunity to provide reasonable consultation), and (B) not institute, settle or compromise any Action without reasonable consultation with Buyer and Buyer's counsel, excluding (x) Actions relating to this Agreement or the transactions contemplated hereby, (y) the initiation of any Action where exigent circumstances make it impracticable to consult with Buyer (e.g., as a result of the potential expiration of a statute of limitations), and (z) the settlement or compromise of any Action if the resolution does not subject the Target Company to material post-Closing obligations (e.g., a settlement or compromise that would be paid in full by the insurer, whether before or after Closing, or would be paid by the Target Company in full prior to Closing); or

(xxv)       not authorize or enter into any written Contract to take any of the actions prohibited by the foregoing clauses (i) through (xxiv).

(b)           Other than the right to consent or withhold consent with respect to the foregoing matters subject to the terms set forth herein, nothing contained herein shall give Buyer any right to manage, control, direct or be involved in the management of the Target Company prior to the Closing.

5.2          Employment Matters.

(a)           During the six (6) month period commencing on the Closing Date, Buyer shall cause the Target Company to provide to employees of the Target Company on the Closing Date, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (collectively, the “Affected Employees”) benefits (including benefits to spouses and other beneficiaries of the Affected Employees), that are, in the aggregate, substantially similar to the benefits listed on Annex III that Buyer or Buyer’s Parent provides to similarly situated employees.  The Target Company shall pay to each applicable Affected Employee all amounts under any bonus or incentive arrangement which, as of Closing, are accrued as Current Liabilities.  The employee benefit plans maintained or required to be maintained by Buyer or its Affiliates (including, as applicable, the Target Company) to provide benefits to any Affected Employee after the Closing, including the Continuing Company Benefit Plans (as defined in Section 5.2(b)), are referred to herein collectively as the “Target Company Benefit Plans”).

(b)           During the six (6) month period commencing on the Closing Date, Buyer shall cause the Target Company to (i) continue to maintain and administer without amendment (except as may be required under applicable Law) the Severance Plan and the Stay Bonus Plan (collectively, the “Continuing Company Benefit Plans”), and (ii) pay (subject to Section 5.2(c) below in the case of the Stay Bonus Plan) all benefits due under the Continuing Company Benefit Plans.  Buyer expressly agrees that if any severance benefits are payable to any Affected Employee under the Severance Plan, the “base pay” (as defined in the Severance Plan) used for calculation of the amount of severance pay will not reflect any reduction in base pay effected by Buyer after Closing.

(c)           (i)         At Closing, Buyer shall deliver to the Escrow Agent the Stay Bonus Escrow Amount to be held in an escrow account (the “Stay Bonus Escrow Account”) pursuant to the Escrow Agreement among Seller, the Target Company, Buyer and the Escrow Agent in the form attached hereto as Exhibit D (the “Stay Bonus Escrow Agreement”), to provide a source of funds for the payments that the Target Company may be required to make under the Stay Bonus Plan.  The Escrow Agent shall hold and distribute the funds in the Stay Bonus Escrow Account in accordance with the provisions of the Stay Bonus Escrow Agreement.  Buyer expressly acknowledges and agrees that (A) the Stay Bonus Escrow Account shall not secure the indemnification obligations of Seller and Seller’s Parent hereunder, and (B) any excess funds that remain in the Stay Bonus Escrow Account after the Target Company processes all of the stay bonuses due to employees shall be released to Seller pursuant to the terms of the Stay Bonus Escrow Agreement.

(ii)          If any employee becomes entitled to receive his or her stay bonus pursuant to the Stay Bonus Plan (as in effect as of Closing), the Target Company shall request the Escrow Agent to deliver to the Target Company from the Stay Bonus Escrow Subaccount an amount equal to the applicable bonus amount and the Target Company shall effect payment of the bonus to such employee as and when due in accordance with the terms of his or her Stay Bonus Agreement.

(d)           The parties acknowledge and agree that the Company Benefit Plans that are not Continuing Company Benefit Plans shall be, as of the Closing Date, sponsored or maintained by Seller or one of its Affiliates, as the case may be, and that as of the Closing Date, coverage of the Affected Employees under the Company Benefit Plans that are not Continuing Company Benefit Plans shall terminate.  Buyer and the Target Company shall not be responsible for any claims relating to or liabilities under the Company Benefit Plans, whether arising prior to or after the Closing, other than the liabilities specified in this Section 5.2.

(e)            For purposes of eligibility and vesting under the Target Company Benefit Plans, and for purposes of accrual of vacation and other paid time off and severance benefits under the Target Company Benefit Plans, each Affected Employee shall be credited with his or her years of service with the Target Company and its Affiliates (and any additional service with any predecessor owner of the Station) before the Closing, to the same extent as such Affected Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan.  In addition, and without limiting the generality of the foregoing, but subject to applicable Laws: (i) each Affected Employee shall be immediately eligible to participate, without any waiting time, in any and all Target Company Benefit Plans to the extent coverage under such Target Company Benefit Plan replaces coverage under a comparable Company Benefit Plan in which such Affected Employee participated before the replacement; and (ii) for purposes of each Target Company Benefit Plan providing medical, dental, pharmaceutical, vision, disability and/or death benefits to any Affected Employee,  Buyer shall cause all pre-existing condition exclusions and actively-at-work requirements of such Target Company Benefit Plan to be waived for such employee and his or her covered dependents.

(f)            As of the Closing Date, those Affected Employees participating in the LME Retirement Plus Plan (the “Landmark 401(k) Plan”), a defined contribution plan, described in Section 401(k) of the Code, shall be considered terminated participants.  As soon as administratively practicable following the Closing Date, Seller shall advise Affected Employees who participate in the Landmark 401(k) Plan (the “Affected Employee Participants”) of their right to elect to receive a distribution of, or to rollover, their individual account balances from the Landmark 401(k) Plan.  To the extent permitted by Law, Seller and Buyer agree, as soon as practicable following the Closing Date, that such amounts may be transferred by the Affected Employee Participants to the 401(k) plan maintained by Buyer (the “Buyer’s 401(k) Plan”) in a direct rollover.  As soon as practicable following the Closing Date, Buyer and Seller shall take such action as is reasonably necessary to enable the Affected Employee Participants to rollover any promissory notes held in connection with plan loans made to Affected Employee participants under the Landmark 401(k) Plan.  Notwithstanding the foregoing, to the extent that either or both of the Landmark 401(k) Plan and the Buyer’s 401(k) Plan cannot accommodate the aforementioned rollover of the Landmark 401(k) Plan promissory notes through plan amendments or negotiation with the respective plan vendors, the Buyer and Seller shall use commercially reasonable efforts to achieve a mutually satisfactory resolution of the Landmark 401(k) Plan promissory notes.

(g)           Seller shall be responsible for, and Buyer and its Affiliates (including the Target Company), shall have no liability under the Landmark 401(k) Plan, the Landmark Retiree Medical Plan and Trust or the defined benefit pension plan sponsored by Seller (the “Landmark Pension Plan”).

(h)           On the Closing Date, except as specified in Section 5.2(b) and (c) above, the Target Company shall cease to be a participating company in any and all fringe, health and welfare benefit plans, programs and policies (including the health care reimbursement plans and dependent care reimbursement plans, the treatment of which is described in Section 5.2(k)) sponsored by Seller or its Affiliate that provide benefits to current and former employees of the Target Company and their dependents and beneficiaries, or any successor plans, programs or policies thereto, as any such plan, program or policy may be amended and in effect immediately prior to the Closing Date (the “Landmark Health and Welfare Plans”).  Subject to Section 5.2(b) and (c) above, the liabilities and obligations under the Landmark Health and Welfare Plans, including all liabilities that pertain to the current and former employees of the Target Company and their dependents and beneficiaries (including claims that as of the Closing Date have been incurred but not reported or paid) shall at all times remain liabilities of Seller, and Buyer and its Affiliates (including the Target Company) shall have no liability in respect thereof.  For purposes of any disability plan of Seller or Target Company, a disability is incurred when the events giving rise to the claim under such plan have occurred regardless of when the claim is made.

(i)            Buyer shall be responsible for providing pursuant to group health plans maintained by Buyer or its Affiliate (including, as applicable, the Target Company) any and all legally mandated continuation coverage of group health benefits under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law for the current and former employees of the Target Company and their qualified beneficiaries who have a loss of health care coverage under any Benefit Plan that is or was a group health benefit plan due to a qualifying event occurring on or after the Closing Date.  Seller shall be responsible for providing such legally mandated coverage for current and former employees of Target Company and their qualified beneficiaries whose qualifying event occurred prior to Closing.

(j)            On the Closing Date, the Target Company shall cease to be named as an insured under any plan, program or policy sponsored by Seller or its Affiliate that provides workers compensation coverage to current and former employees of the Target Company (the “Landmark Workers Compensation Policy”) and Buyer shall cause the Target Company to have coverage in respect of post-Closing Date occurrences.  None of Buyer or its Affiliates (including the Target Company) shall have any liability under the Landmark Workers Compensation Policy.

(k)           Following the Closing Date, Seller shall offer “COBRA-like coverage” through the end of the applicable plan year to the Affected Employees who immediately prior to Closing are participants (“Target Company FSA Participants”) in the Health Care Reimbursement Plan under the Landmark Flexible Benefits Plan, or any successor plan(s) thereto, as either may be amended and in effect immediately prior to the Closing Date (the “Landmark FSAs”).  To the extent Target Company FSA Participants elect the “COBRA-like coverage,” the Seller shall pay for one hundred percent (100%) of the COBRA-like premium (“COBRA-like Premium”) through the remainder of the applicable plan year.  Buyer shall reimburse Seller for one hundred percent (100%) of the COBRA-like Premium within thirty (30) days following the end of the applicable plan year.  Following the Closing Date, Seller shall amend its Dependent Care Reimbursement Plan to allow Target Company FSA Participants in the Dependent Care Reimbursement Plan under the Landmark FSA to see reimbursement of expenses incurred after the Closing Date but during the remainder of the plan year of such plan (and any grace periods).

(l)           On the Closing Date, Affected Employees who are participants in the Deferred Compensation Plan shall cease to be active participants in the Deferred Compensation Plan.  None of Buyer nor its Affiliates (including the Target Company) shall have any liabilities or obligations under the Deferred Compensation Plan.  Any liabilities and obligations under the Deferred Compensation Plan shall be discharged by Seller in accordance with the written terms of the Deferred Compensation Plan.  For purposes of the Deferred Compensation Plan, Seller will treat Affected Employees who were participants in the Deferred Compensation Plan as of Closing as having incurred a “separation from service” as defined under Code Section 409A.

(m)          Without limiting the generality of Section 9.12 hereof, the provisions of this Section 5.2 are not intended to, and shall not, confer upon any Affected Employee or former employee of the Target Company any rights or remedies; provided that nothing contained in this sentence shall affect any vested rights or remedies of any Affected Employee or any such former employee under the terms of any Company Benefit Plan.

5.3          Publicity.  Buyer and Seller agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement.  Buyer and Seller agree that no public release or announcement concerning this Agreement or the terms of the transactions contemplated hereby shall be issued by any party without the prior consent of both Buyer and Seller, except as such release or announcement, upon the advice of outside counsel, may be required by Law or the rules and regulations of any stock exchange (if any) upon which the securities of Buyer or its Affiliates are listed, in which case the party required to make the release or announcement, to the extent practicable, shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

5.4          Confidentiality.

(a)           Buyer and its Representatives (for purposes of this Section 5.4, as such term is defined in the confidentiality letter agreement between Landmark Media Enterprises, LLC and Journal Communications, Inc., dated June 22, 2012 (the “Confidentiality Agreement”)), shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement (and if Buyer is not a signatory to the Confidentiality Agreement, Buyer hereby agrees to be bound by the terms of the Confidentiality Agreement as if a party thereto).  The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 8.2 hereof in accordance with its terms.

(b)           From and after the Closing until the second anniversary of Closing, Seller agrees to, and shall use commercially reasonable efforts to cause its agents, representatives, Affiliates, employees, officers and directors to, treat and hold as confidential (and, except as otherwise contemplated hereby, not disclose to or provide any Person access to) Target Company Confidential Information in its possession.  For purposes of the foregoing, “Target Company Confidential Information” shall mean the Target Company’s trade secrets and other information relating to the Target Company’s business plans, budgets, products, services, assets or liabilities which is non-public, confidential and proprietary in nature.  In the event that Seller or any agent, representative, Affiliate, employee, officer or director of Seller becomes legally compelled to disclose any such information, Seller shall provide Buyer and the Target Company with written notice of such requirement as promptly as reasonably practicable, and to the extent permissible by applicable Law, so that Buyer or the Target Company may at their sole cost and expense seek a protective order or other remedy or waive compliance with this Section 5.4.  In the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 5.4, Seller shall furnish only that portion of such confidential information which Seller is advised by opinion of counsel is legally required to be provided.

5.5          Access to Information; Notification.

(a)           Subject to Section 5.4 hereof, during the period beginning on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall cause its Representatives to afford the Representatives of Buyer reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities of the Target Company and its books and records, including access to any Real Property to conduct surveys, tower inspections or environmental assessments thereof (subject, in the case of Leased Real Property, to the express written consent of the landlord prior to such access), and shall furnish Buyer with such financial, operating and other data and information with respect to the Target Company, as Buyer, through its Representatives, may reasonably request.  In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in any material respect with the conduct of the business of the Target Company prior to Closing and shall comply with all of the Target Company’s safety and security requirements.  Buyer acknowledges and agrees that any contact by Buyer and its Representatives with officers, employees, customers or agents of the Target Company hereunder shall be arranged through and supervised by representatives of Seller (using Deborah F. Turner as the primary point of contact at the Station), unless Seller otherwise expressly consents with respect to any specific contact.  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Target Company) shall be required to disclose to Buyer or any agent or representative thereof any (i) information (A) relating to any sale or divestiture process conducted by Seller or its Affiliates for any of Seller’s or its Affiliates’ business (including the business of the Target Company) or Seller’s or its Affiliates’ (or their Representatives’) evaluation of the Target Company or its business in connection therewith, including projections, financial or other information relating thereto, (B) if doing so could violate any Contract or Law to which Seller or any of its Affiliates (including the Target Company) is a party or is subject or (C) which it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges), or (ii) consolidated, combined, unitary or similar Tax Return of which Seller or any current or former Affiliate is the common parent or any other information relating to Taxes or Tax Returns other than information relating solely to the Target Company.

(b)          After the Closing, upon reasonable written notice, Buyer shall furnish or cause to be furnished to Seller and its Representatives access, during normal business hours, to such information and assistance relating to the Target Company as is necessary for any reasonable business purpose, including financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action.  In exercising its rights hereunder, Seller shall conduct itself so as not to interfere in any material respect with the conduct of the business of Buyer or the Target Company and will reimburse Buyer for its reasonable out-of-pocket costs incurred in connection with furnishing Seller requested documents.  Buyer shall make all reasonable accommodations to assist Seller when Seller exercises its rights hereunder.

(c)           Nothing in this Section 5.5 shall require any party to take any action that would (i) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by such party, (ii) violate any applicable Law, or (iii) violate any agreement with any third party regarding the confidentiality of information relating to that third party or its business.

(d)           At all times prior to the Closing, each party shall promptly notify the other party in writing of the discovery of any fact or condition, or the occurrence of any event, that will or is reasonably likely to result in the failure of any of the conditions contained in Article VI to be satisfied.

(e)           Between the thirtieth (30th) day after the date hereof and the Closing, upon reasonable notice and at Buyer’s expense, Seller shall (i) afford Buyer and its auditors reasonable access to the books and records and financial and operational data of the Target Company and Seller (solely as it relates to the Target Company) relating to the periods prior to the Closing, in order to permit Buyer to prepare to conduct a financial audit for calendar years 2009, 2010, 2011 and 2012, such as may be necessary, or financial review of any calendar quarter of 2009, 2010, 2011, 2012 or 2013, and (ii) provide Buyer and its auditors with reasonable assistance compiling information relating to the Target Company’s operations during such periods, whether held by the Target Company, Seller or Seller’s Parent, to the extent that such information (A) is not otherwise contained in the accessed books. records and data, and (B) is reasonably necessary to permit Buyer to obtain from its auditors (after Closing) audited financial statements for the periods set forth above; provided that in each case such access and assistance shall not unreasonably interfere with the conduct of the Target Company’s and the Seller’s respective businesses, shall not require Seller to compile information other than information that is in the possession and at the disposal of the Target Company, Seller or Seller’s Parent (e.g., Seller shall not be required to produce special studies), and shall be subject to routine work paper access and release protocols.

5.6          Filings and Authorizations, HSR Act Filing and FCC Application.  During the period beginning on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms:

(a)           Buyer and Seller shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts, (i) to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all filings, applications and other materials necessary in connection with Governmental Approvals (including filing by September 14, 2012 all filings, applications and other materials required under the HSR Act, with a request for early termination of the waiting period under the HSR Act) and (ii) to obtain as promptly as reasonably practicable all Governmental Approvals and other consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated hereby.  To the extent practicable, Buyer and Seller will (A) consult the other on all information relating to Seller, the Target Company or Buyer, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated hereby, and (B) provide the other in advance of filing copies of such portions of the draft filings as the other party may reasonably request.  In exercising the foregoing right, each of Buyer and Seller shall act reasonably and as promptly as reasonably practicable.

(b)           (i)           In furtherance of and not in limitation of the parties’ obligations under Section 5.6(a) above, on or before September 10, 2012, Buyer and Seller shall prepare and file with the FCC applications requesting FCC consent to the transfer of control of the FCC Licenses from Seller to Buyer (collectively, the “FCC Application”).  After filing, Buyer and Seller shall diligently prosecute the FCC Application and otherwise use their reasonable best efforts to obtain the FCC Consent as promptly as practicable.  Each party shall promptly provide to the other party a copy of any pleading, order or other document served on them relating to any such FCC Application.  In addition, each party further covenants and agrees to (A) prepare, file and prosecute any alternative application, petition, motion, request or other filing (including any motion for leave to withdraw or dismiss any FCC Application filed by the parties with the FCC in connection with the transactions contemplated hereby) required in connection with the transactions contemplated hereby (the “Additional Applications”); and (B) cooperate in good faith with the other party with respect to the foregoing, all as may be necessary, appropriate or advisable in order to obtain FCC Consent or otherwise to consummate the transactions contemplated by this Agreement.  If the Closing shall not have occurred for any reason within the original effective period of any FCC Consent, and neither party shall have properly terminated this Agreement pursuant to Section 8.1, the parties shall jointly request an extension of the effective period of such FCC Consent; provided, no extension of the effective period of any FCC Consent shall limit any right of either party under Section 8.1.

(ii)          Each party agrees to comply with any condition imposed on it by any FCC Consent, except that no party shall be required to accept any condition imposed by the FCC that is reasonably likely to materially and adversely affect such party’s financial condition, assets, results of operations or business, taken as a whole.  Buyer and Seller shall oppose any petitions to deny or other objections filed with respect to any FCC Application and any requests for reconsideration or review of any FCC Consent.

(c)           Buyer and Seller shall each keep the other informed of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, documents, or orders or summaries of other communications received by Buyer or Seller, the Target Company or any of their respective Affiliates or Representatives, as the case may be, from any Governmental Entity with respect to the transactions contemplated hereby within three (3) Business Days after receipt thereof.  Without limiting the generality of the foregoing, Buyer and Seller shall also provide one another with advance notice of any proposed discussions or meetings with any Governmental Entity in connection with permitting the consummation of the transactions contemplated hereby and shall provide one another with an opportunity to attend and participate in such meetings.

(d)           Without limiting the generality of the undertakings pursuant to this Section 5.6, Seller and Buyer (in all cases below) agree to take or cause to be taken the following actions:  (i) provide promptly to any Governmental Entity information and documents requested by any Governmental Entity or as are otherwise necessary, proper or advisable to permit consummation of the transactions contemplated hereby and (ii) in the event that, after substantial compliance with all requests for information, any complaint or challenge by any Governmental Entity seeking a preliminary or permanent injunction or other order (in all cases other than a request for information) becomes reasonably foreseeable to be made or filed and such injunction or other order would make consummation of the transactions contemplated hereby unlawful or would prevent or prohibit consummation of the transactions contemplated hereby, take promptly all reasonable steps necessary to prevent, vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.  In addition to and not in limitation of any other obligation contained in this Agreement, Buyer and its Affiliates shall commit to any and all divestitures, licenses or hold separate or similar arrangements with respect to their assets or conduct of business arrangements which (A) relate to any market in Tennessee, and (B) are a condition to obtaining any and all approvals, including, without limitation, the FCC Consent, from any Governmental Entity for any reason in order to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, but in no event later than the Outside Date, including taking any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of any authority enforcing applicable antitrust Laws or other Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust Laws, would preclude consummation of the transactions contemplated by this Agreement by the Outside Date.

5.7          Reasonable Best Efforts.  During the period beginning on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms:

(a)           Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, and without limiting the obligations of the parties under Section 5.6, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other party hereto in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby (the foregoing notwithstanding, Buyer hereby acknowledges and agrees that it shall be solely responsible with respect to the requirements of its Financing).

(b)           Each party hereto shall inform the other within three (3) Business Days of receipt thereof of any communication from any Governmental Entity regarding any Governmental Approval or otherwise regarding any of the transactions contemplated by this Agreement and the Ancillary Agreements.  If any party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to a Governmental Approval or otherwise in connection with the transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as practicable and after consultation with the other party, a response that complies with such request.

(c)           As soon as practicable after the execution of this Agreement, Seller shall make appropriate requests and shall use commercially reasonable efforts to obtain and deliver as expeditiously as possible (i) all notices and third party consents necessary under any Specified Company Contract (which shall not require any payment to any such third party, except as provided in the immediately succeeding sentence), and (ii) all notices and consent and estoppel certificates by lessors necessary under any Company Leases, if any, in the case of both clause (i) and (ii) to the extent that Buyer specifically requests Seller to deliver such notice or obtain any such third party consent or estoppel certificate.  Buyer, on the one hand, and Seller, on the other hand, shall each be responsible for and pay one-half of all administrative or processing fees imposed by a Person pursuant to the terms of the relevant Specified Company Contract or Company Lease as a condition to processing any consent or estoppel certificate request.  Seller shall consult with Buyer in connection with the preparation of the forms of consent and estoppel certificate and shall keep Buyer reasonably informed as to the status of obtaining any such consents and estoppel certificates.  Buyer will not be required to accept or agree or accede to any condition to transfer any Specified Company Contract or Company Lease, or any modifications or amendments to such Specified Company Contract or Company Lease that would make, or are reasonably likely to make, the underlying Specified Company Contract or Company Lease materially more onerous in the aggregate or that would materially reduce, or be reasonably likely to materially reduce, the benefits available under the Specified Company Contract or Company Lease in respect of which the consent or estoppel certificate relates.  Notwithstanding anything herein to the contrary, and for the avoidance of doubt, the parties acknowledge and agree that the obligation of Buyer to consummate the transactions contemplated by this Agreement is not subject to Seller delivering any notice or obtaining any third party consent with respect to any Specified Company Contract or any estoppel certificate with respect to any Company Lease other than as described in Annex I.  Nothing in this Section 5.7(c) shall limit Section 5.12 below.

5.8          Compliance with WARN Act and Similar Statutes.  Buyer shall not, and shall cause the Target Company not to, at any time within ninety (90) days after the Closing Date, effectuate (i) a “plant closing” (as defined in the WARN Act)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Target Company or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Target Company; or, in the case of clauses (i) and (ii), any similar action under any comparable Law requiring notice to employees in the event of a plant closing or layoff.  Without limiting the foregoing, Buyer shall be responsible for notices or payments due to any employees, and all notices, payments, fines or assessments due to any Governmental Entity, pursuant to any applicable federal, state, local or foreign Law with respect to the employment, discharge or layoff of any employees by Buyer or the Target Company on or after the Closing, including the WARN Act or any comparable Law.  (For the avoidance of doubt, Seller shall be responsible for notices or payments due to any employees, and all notices, payments, fines or assessments due to any Governmental Entity, pursuant to any applicable federal, state, local or foreign Law with respect to the employment, discharge or layoff of any employees by Seller or the Target Company prior to the Closing, including the WARN Act or any comparable Law.)

5.9          Resignations.  Seller shall cause each of the directors and officers of the Target Company listed in Section 5.9 of the Seller Disclosure Schedule to deliver a written resignation from each such position, effective as of the Closing Date.

5.10        Insurance Coverage.

(a)           The Target Company shall not have post-Closing coverage under the insurance policies and self-insurance programs of Seller or any Affiliate of Seller (other than the Target Company), including, without limitation, the policies and programs described in Section 3.19 of the Seller Disclosure Schedule; provided, however, that, subject to Section 5.10(b) below, with respect to insurance coverage written on an “occurrence basis” or “claims made basis,” to the extent the Target Company is insured under such policies and subject to applicable requirements or limitations in such policies, the Target Company shall be entitled to seek enforcement of claims under such policies to the extent the occurrences or wrongful acts or circumstances giving rise to a claim under such policies occurred prior to the Effective Time and, in the case of a claim under a claims made policy, the claim was properly made with the insurer prior to the Effective Time.  At Buyer’s sole cost and expense, Seller agrees to reasonably cooperate with Buyer (i) in Buyer’s assertion and prosecution of such claims under Seller’s insurance policies and (ii) by executing appropriate assignments to the extent permitted by law, and the Seller shall remit any recoveries promptly to the Buyer.

(b)           If between the date hereof and Closing, the Target Company suffers damage (excluding any damage resulting from ordinary wear and tear) or loss to any of its tangible property, whether now owned or acquired prior to Closing, excluding tangible property that is obsolete or unnecessary for the continued operation of the Target Company or Station (an “Interim Closing Casualty Loss”), Seller shall notify Buyer in writing of (A) the applicable Interim Closing Casualty Loss, (B) whether such loss is covered by insurance and the amount of any insurance retention, and (C) the action that Seller intends to take in order to repair or replace the property subject to the Interim Closing Casualty Loss to substantially the same condition as existed immediately prior to the applicable loss.  Seller shall at its cost and expense complete such repair or replacement prior to Closing if reasonably practicable, and in such case Seller shall be entitled to retain all insurance proceeds, except to the extent such insurance proceeds expressly include business continuation insurance proceeds in respect of periods of operation after Closing.  In the event Seller is unable to complete the applicable repair or replacement prior to Closing, Seller shall provide to Buyer for its review and approval, such approval not to be unreasonably withheld, prior to Closing a description of the unfinished work or procurement and the special capital expenditure budget adequate to cover the cost to repair or replace the property subject to the Interim Closing Casualty Loss to substantially the same condition as existed immediately prior to the applicable loss (the “Special Reserve Liability”). In such case, any insurance proceeds received by Target Company, Seller or Buyer under Seller’s policies shall be used to first reimburse Seller for the amount of the Special Reserve Liability and then any excess amount shall be divided equally between Buyer and Seller, provided that any business continuance insurance proceeds shall be allocated between Seller and Buyer based on their respective losses prior to or from  and after Closing, as applicable, as determined by the insurance carrier (or if the carrier fails to make that determination, a mutually acceptable independent third party).  Buyer and Seller shall cooperate with each other and with the applicable insurance carrier(s) to expeditiously adjudicate claims in respect of Interim Closing Casualty Losses and assign proceeds in conformity with the foregoing.  In the event of any Interim Closing Casualty Loss occurring within ten (10) days prior to Closing, the parties shall, acting in good faith and reasonably, establish the Special Reserve Liability in the Revised Closing Balance Sheet in a mutually acceptable manner.

(c)           Without limiting the forgoing, at Closing, Buyer shall cause the Target Company to be covered by such policies of commercial insurance as are customary for businesses in the television broadcast industry.

(d)           If reasonably practicable, prior to Closing, Seller shall install on the Station’s transmitter tower such additional lighting as may be necessary to cause the lighting to comply with current FAA regulations (without regard to any grandfathering rules).  In the event Seller is unable to complete the installation prior to Closing, Seller shall provide to Buyer for its review and approval, such approval not to be unreasonably withheld, prior to Closing a description of the unfinished work and a special capital expenditure budget adequate to cover the cost to complete the work, which budgeted amount shall be added to and become a part of any Special Reserve Liability.

5.11        Provision of Certain Services.

(a)           Buyer acknowledges that the Target Company currently receives from Seller and its Affiliates the administrative and corporate services and the benefits described in Section 5.11(a) of the Seller Disclosure Schedule (the “Support Services”).  Seller, the Target Company and Buyer acknowledge and agree that, except as expressly provided in this Agreement, the Ancillary Agreements, and the Continuing Arrangements (in each case, if at all), the Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

(b)           Buyer further acknowledges and agrees that from and after Closing, the Target Company shall cease to have any rights under, or otherwise be a beneficiary of, the Contracts listed under Section 5.11(b) of the Seller Disclosure Schedule, and Buyer shall be solely responsible to cause the Target Company to obtain a separate contract with respect to the subject matter of such contracts.

5.12        Retransmission Agreements.

(a)           Prior to Closing, (i) Seller or Seller’s Affiliate shall give notice of the sale transaction contemplated hereby to each MVPD identified in Section 5.12(a)(i) of the Seller Disclosure Schedule in accordance with the terms of the Retransmission Agreement with that MVPD, as identified on the schedule (such Retransmission Agreements, the “Parent Level Retransmission Agreements”), and (ii) Buyer will use its reasonable best efforts to cause each such MVPD to agree in writing (a “Special MVPD Agreement”) that from and after Closing, (A) the Station shall cease to be covered by the Parent Level Retransmission Agreement and Seller and Seller’s Affiliate shall be released and discharged in respect of any obligations or liabilities under the Parent Level Retransmission Agreement in respect of the Station, and (B) the Station shall be added to Buyer’s existing retransmission agreement with such MVPD or otherwise covered by Buyer’s own retransmission consent agreement with the MVPD.  Seller shall provide Buyer with such assistance as Buyer may reasonably request in connection with the foregoing.  If prior to Closing, Buyer is unable to obtain a Special MVPD Agreement with respect to a Parent Level Retransmission Agreement, then, at Closing, Seller (or Seller’s Affiliate, as applicable) and the Target Company shall execute and deliver an assignment and assumption agreement by which (1) the rights of Seller (or Seller’s Affiliate) under the Parent Level Retransmission Agreement in respect of (and solely in respect of) the Station with respect to periods from and after Closing are assigned to the Target Company, (2) the obligations and liabilities of Seller (or Seller’s Affiliate) under the Parent Level Retransmission Agreement in respect of (and solely in respect of) the Station with respect to periods from and after Closing are assumed by the Target Company, and (3) the Target Company agrees to indemnify, defend and hold harmless Seller and Seller’s Affiliates from any and all claims, expenses, damages, liabilities and losses in respect of the assumed obligations and liabilities.

(b)           After Closing, Buyer shall, or shall cause the Target Company to, give notice of the consummation of Closing to the MVPDs identified in Section 5.12(b) of the Seller Disclosure Schedule in accordance with the terms of the respective Retransmission Agreements with those MVPDs, as identified on the schedule.

5.13        Use of Certain Marks.  Following the Closing, Buyer shall cause the Target Company to, as soon as practicable, but in no event later than ninety (90) days following the Closing Date, cease to (i) make any use of any names or Trademarks that include the terms (A) “Landmark”, “Landmark Media Enterprises” or “Landmark Television”, or any other Trademark used by Seller or any of its Affiliates (other than the Target Company), and (B) any names or Trademarks related thereto or containing or comprising the foregoing, including any names or Trademarks confusingly similar thereto or dilutive thereof (the “Seller Marks”), and (ii) hold themselves out as having any affiliation with Seller or any of its Affiliates.  In furtherance thereof, as soon as practicable but in no event later than ninety (90) days following the Closing Date, Buyer shall cause the Target Company to remove, strike over or otherwise obliterate all Seller Marks from all assets and other materials owned by the Target Company, including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems.  Any use by the Target Company of any of the Seller Marks as permitted in this Section 5.13 shall be subject to the Target Company’s compliance with Seller’s quality control requirements and guidelines.

5.14        Conduct of Business by Buyer Pending Closing.  Buyer covenants and agrees with Seller and the Target Company that between the date hereof and the Closing or the date, if any, on which this Agreement is terminated pursuant to Article VIII, except as may be consented to in writing by Seller and Target Company (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer:

(a)           shall not, and shall not permit any of its Affiliates to, amend any of its Organizational Documents of Buyer or any of its respective Subsidiaries in any manner that would be likely to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)           shall not, and shall not permit any of its Affiliates to, take or agree to take any other action that would be reasonably likely to prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the Closing; and

(c)           shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any Governmental Approvals or other authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement.

5.15        Control of the Station.  Prior to the Closing, Buyer shall not, directly or indirectly, control, manage, supervise or direct, or attempt to control, manage, supervise or direct, the operations of the Station, and such operations, including complete control, management and supervision of all the Station’s programs, employees and policies, shall be the sole responsibility of Seller and the Target Company until the consummation of the Closing hereunder.

5.16        Financing Activities.

(a)           Each Buyer’s Parent and Buyer shall use (and shall cause their Affiliates to use) their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing and the Financing Documents, including by complying with its obligations under the Financing Commitments, (ii) arrange and obtain the proceeds of the Financing on terms and conditions described in the Financing Commitments, (iii) negotiate and enter into definitive financing agreements with respect to the Financing on terms and conditions described in the Financing Commitments, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date (any definitive agreements entered into in respect of the Financing being referred to as the “Financing Agreements”), and (iv) consummate the Financing at or prior to Closing.  Buyer’s Parents and Buyer shall provide to Seller copies of all documents relating to the Financing and shall keep Seller informed on a reasonably current basis and in reasonable detail of material developments in respect of the financing process relating thereto, including by from time to time advising Seller of the status of the Financing.  Prior to the Closing, each Buyer’s Parent and Buyer shall not (and shall not permit their Affiliates to) agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitments or other documentation relating to the Financing without the prior written consent of Seller.

(b)           In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments (or any Financing Agreement relating thereto), (i) Buyer’s Parents and Buyer shall immediately notify Seller and (ii) Buyer’s Parents and Buyer shall use their best efforts to arrange to obtain any such portion from alternative sources, as promptly as practicable following the occurrence of such event, including by entering into definitive agreements with respect thereto (any such definitive agreements in respect of alternative financing also shall constitute Financing Agreements hereunder).  Each Buyer’s Parent and Buyer shall (x) furnish to Seller complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give Seller prompt notice of any breach by any party of any of the Financing Commitments, any alternative and/or supplemental financing commitment, or the Financing Agreements of which either Buyer’s Parent or Buyer becomes aware or any termination thereof and (z) otherwise keep Seller reasonably informed of the status of its efforts to arrange the Financing (or any replacement and/or supplement thereof).  Each Buyer’s Parent and Buyer shall, shall cause their Affiliates to, and shall use their best efforts to cause their Representatives to, comply with the terms, and satisfy on a timely basis the conditions, of the Financing Commitments, any alternative financing commitments, the Financing Agreements and any related fee and engagement letters.  Any material breach of the Financing Commitments, the Financing Agreements, any alternative financing commitment and any related fee and engagement letter by either Buyer’s Parent or Buyer shall be deemed a breach by Buyer’s Parents and Buyer of this Section 5.16.

(c)           In the event that all conditions in Section 6.1 of this Agreement have been satisfied or, upon funding will be satisfied, each Buyer’s Parent and Buyer shall use their best efforts to cause such Persons providing such Financing to fund on the Closing Date the Financing, including by enforcing their rights under the Financing Commitments to cause the Financing to be funded at the Closing.  Each Buyer’s Parent and Buyer acknowledge and agree that (i) the Closing is not conditioned on the availability of the Financing or any alternative financing arrangement, and (ii) Seller shall be entitled to seek specific performance of each Buyer’s Parent and Buyer’s obligations under this Section 5.16, including Buyer’s Parents and Buyer’s obligation to enforce their rights under the Financing Commitments to cause the Financing to be funded at Closing.

(d)           Notwithstanding anything herein to the contrary, each of Seller and Seller’s Parent (and any of its stockholders, partners, members, Affiliates, including the Target Company, directors, officers, employees, representatives or agents) agrees that it will not bring any Action, including any cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in connection with this Agreement, the Financing Commitments, the Financing Documents, the Financing (or any other financing of all or a portion of the Purchase Price) or in any way relating to this Agreement or any of the transactions contemplated hereby or by the Financing Commitments, the Financing Documents or Financing (or any other financing of all or a portion of the Purchase Price), including any dispute arising out of or relating in any way to the Financing Documents, the Financing Commitments or any agreement entered into by the Financing Sources in connection with the Financing (or any other financing of all or a portion of the Purchase Price) or the performance thereof; provided that nothing herein shall limit Seller’s rights against Buyer and Buyer’s Parents under Section 5.16(c).  For purposes of this Agreement, “Financing Sources” means the Lenders and any Person that provides, or has or in the future enters into any Contract with Buyer or any of its Affiliates to provide, any of the Financing (or any other financing of all or a portion of the Purchase Price), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.

5.17        Tax Matters.

(a)           Seller or an Affiliate of Seller shall prepare or cause to be prepared all Tax Returns with respect to the Target Company (or that include the Target Company on a consolidated or combined basis) for taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”).  If the due date of a Tax Return for the Target Company for a Pre-Closing Tax Period is before the Closing Date, Seller or an Affiliate of Seller shall file, or cause to be filed, such Tax Return on a timely basis.  If the due date for such a Tax Return is after the Closing Date, Seller shall deliver such Tax Return to Buyer not later than five (5) days prior to the due date for such Tax Return and Buyer shall cause the Tax Return to be timely filed.  All such Tax Returns shall be complete and correct in all material respects.  Seller or an Affiliate of Seller shall pay all Taxes due with respect to such Tax Returns.  Seller shall reimburse Buyer to the extent Buyer pays any Taxes payable with respect to the Target Company for any taxable year or period that ends on or before the Closing Date.

(b)           Buyer or an Affiliate of Buyer shall file, or cause the Target Company to file, on a timely basis all Tax Returns that are required to be filed by the Target Company for taxable periods ending after the Closing Date.  All such Tax Returns shall be complete and correct in all material respects.  Buyer or an Affiliate of Buyer shall pay all Taxes due with respect to such Tax Returns.  To the extent any such Tax Returns are for a taxable year or period that commences before and ends after the Closing Date (“Straddle Period”), Seller shall reimburse Buyer for all Taxes payable by the Target Company which are allocable to the portion of such Straddle Period deemed to end on the Closing Date.  For purposes of this Section 5.17(b), whenever it is necessary to determine the liability for Taxes of the Target Company for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Target Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Target Company were closed at the close of the Closing Date.  However, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation and (ii) periodic taxes such real and personal property taxes shall be apportioned ratably between such periods on a daily basis.  At least ten (10) Business Days prior to filing, Buyer shall deliver all proposed Tax Returns for Straddle Periods to Seller for Seller’s review, and Buyer shall accept all changes to such returns reasonably requested by Seller.

(c)           Each of Buyer and Seller and their Affiliates will provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return with respect to the Target Company, any audit or other examination by any Governmental Entity with respect to the Target Company, any judicial or administrative proceedings relating to liabilities for Taxes of the Target Company, and each will retain and provide the others with any records or information that may be relevant to any such Tax Return, audit or examination, proceeding or claims.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns and supporting work schedules.  The party requesting assistance hereunder shall reimburse the other for reasonable out of pocket expenses incurred in providing such assistance.  Seller hereby agrees that it will retain, until all appropriate statutes of limitation (including any extensions) expire, copies of all Tax Returns filed by the Target Company prior to the Closing Date and all supporting work schedules and other records or information which may be relevant to such Tax Returns.  To the extent that any taxing authority proposes an increase in Taxes for which Seller could be responsible for under the terms of this Agreement, Seller (at its own expense) shall be entitled to actively participate in the defense against such increase in Taxes and neither Buyer, the Target Company nor any person affiliated with Buyer or the Target Company shall agree to pay any portion of the proposed increase in Taxes without first obtaining the written agreement of Seller (which agreement shall not be unreasonably withheld).

5.18        Non-Solicitation of Employees.  During the period from the Closing Date through the second (2nd) anniversary of the Closing Date, Seller and its Affiliates shall not in any way, directly or indirectly, solicit for employment or employ any officers or employees of the Target Company, or induce or attempt to induce any of them to leave the employ of the Target Company or violate the terms of their contracts, or any employment arrangements, with the Target Company; provided, however, that the foregoing will not (A) prohibit the hiring of any Person pursuant to a general solicitation to the public of general advertising or (B) apply to any Affiliate at such time as it ceases to be an Affiliate of Seller.  Seller acknowledges that the covenants set forth in this Section 5.18 are an essential element of this Agreement.  Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.18 are reasonable and proper.  Seller agrees and acknowledges that remedies at law for any breach of its obligations under this Section 5.18 are inadequate and that, in addition thereto, Buyer shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

5.19        No Shop.  From the date hereof until the earlier of Closing or termination of this Agreement, neither Seller nor any Affiliate, agent or representative of Seller shall directly or indirectly (a) solicit, initiate or encourage submission or accept any proposal or offer from any Person relating to any acquisition or purchase of (i) the assets of the Target Company not permitted under Section 5.1(a)(vii) or (ii) the Equity Interests of the Target Company (each, an “Acquisition Proposal”), or (b) participate in any discussions or negotiations regarding, furnish to any person or entity any information with respect to, or otherwise assist, facilitate, encourage or participate in or cooperate with, any effort or attempt by any person or entity to make or effect an Acquisition Proposal (provided that if Seller receives an Acquisition Proposal, Seller may advise the Person making the Acquisition Proposal that an exclusivity agreement is in effect and Seller is unable to engage in discussions while the agreement is in effect).

ARTICLE VI

CONDITIONS OF PURCHASE

6.1          Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Buyer:

(a)           Representations and Warranties and Covenants of Seller.

(i)           (A) The representations and warranties of Seller contained in Sections 3.3(a), 3.3(b) and 3.3(c) shall be true and correct as of the Closing Date, as if made at and as of such date, and (B) the representations and warranties of Seller contained in this Agreement other than in Sections 3.3(a), 3.3(b) and 3.3(c) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifiers therein) as of the Closing Date, as if made at and as of such date (except that those representations and warranties which are made as of a specific date shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifiers therein) only as of such date), except for such failures to be so true and correct as would not individually or in the aggregate have a Material Adverse Effect or prevent or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement;

(ii)          Seller shall have performed or complied with in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii)         Seller shall have delivered to Buyer a certificate, dated as of the Closing and signed by a senior officer on behalf of Seller, certifying to the effect that to such officer’s knowledge the conditions set forth in clauses (i) and (ii) of this Section 6.1(a) have been satisfied.

(b)           Waiting Periods.  All waiting periods applicable under the HSR Act shall have expired or been terminated.

(c)            No Prohibition.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(d)           Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(e)           FCC Consent.  The FCC Consent (i) shall have been granted and shall be in full force and effect and (ii) shall have become a Final Order, provided that if Buyer executes and delivers to Seller a Waiver Notice, the condition in this clause (ii) shall be deemed irrevocably waived by Buyer.

(f)            Channel 25.  The FCC shall have granted the application for a license to cover the CP and such grant shall be effective.  The Station is operating on Channel 25 at the power level authorized in the CP, subject to the tolerances permitted under the FCC’s rules, and using the facilities authorized by the CP.

(g)           Studio Facilities.  The Station shall be functioning from the Station’s existing studio facilities or local facilities that reasonably substitute for such studio facilities.

6.2          Conditions to Obligations of Seller.  The obligations of Seller to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Seller:

(a)           Representations and Warranties and Covenants of Buyer.

(i)           The representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any materiality qualifiers therein) as of the Closing Date, as if made at and as of such date (except that those representations and warranties which are made as of a specific date shall be true and correct (without giving effect to any materiality qualifiers therein) only as of such date), except for such failures to be so true and correct as would not individually or in the aggregate materially impair Buyer’s ability to consummate the transactions contemplated by this Agreement;

(ii)          Buyer shall have performed and complied with in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing (including the obligations to be performed at Closing under Section 5.2(d)); and

(iii)         Buyer shall have delivered to Seller a certificate, dated as of the Closing and signed by a senior officer on behalf of Buyer, certifying to the effect that to such officer’s knowledge the conditions set forth in clauses (i) and (ii) of this Section 6.2(a) have been satisfied.

(b)           Waiting Periods.  All applicable waiting periods under the HSR Act shall have expired or been terminated.

(c)            No Prohibition.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(d)           FCC Consent.  The FCC Consent (i) shall have been granted and shall be in full force and effect and (ii) shall have become a Final Order, provided that if the condition in clause (i) has been and remains satisfied, Buyer may, at its option, elect to assume the risk of consummating Closing prior to receipt of a Final Order by executing and delivering to Seller a written notice which irrevocably waives in writing clause (ii) of Section 6.1(e) (the “Waiver Notice”), whereupon the condition in clause (ii) of this Section 6.2(d) shall cease to remain a condition to Closing.

(e)           Funding.  Buyer shall have caused the Closing Payment and the Escrow Amounts to be delivered to accounts designated by Seller and the Escrow Agent, respectively.

ARTICLE VII
INDEMNIFICATION

7.1          Indemnification by Seller.  Subject to Section 7.5, from and after Closing, Seller and Seller’s Parent shall indemnify, defend and hold harmless Buyer and its Affiliates (collectively, the “Buyer Indemnitees”) from and against any claim, expense (including reasonable attorneys’ fees), damage, liability or loss (collectively, “Losses”), whether or not involving a Third Party Claim, suffered, sustained, incurred or paid by any Buyer Indemnitee which arises out of, results from or relates to:

(a)            any breach of any representation or warranty made by Seller or Seller’s Parent in this Agreement or any certificate delivered pursuant to Section 6.1(a)(iii);

(b)            any breach of any covenant made by Seller in this Agreement;

(c)            any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Seller or Seller’s Parent or, prior to the Closing, the Target Company (or any Person acting on their behalf other than Buyer or its Representatives) in connection with any of the transactions contemplated hereby; or

(d)           the matters set forth in Annex IV.

7.2          Indemnification by Buyer.  From and after Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates (the “Seller Indemnitees”) from and against any Losses, whether or not involving a Third Party Claim, suffered, sustained, incurred or paid by any Seller Indemnitee which arise out of, result from or relate to:

(a)            any breach of any representation or warranty made by Buyer or either Buyer’s Parent in this Agreement or any certificate delivered pursuant to Section 6.2(a)(iii);

(b)            any breach of any covenant made by Buyer or either Buyer’s Parent in this Agreement (including, without limitation, any breach by Buyer or either Buyer’s Parent of any obligation in this Agreement to cause the Target Company and its post-Closing Subsidiaries to perform any of their post-Closing obligations under this Agreement, if any); or

(c)            any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Buyer or either Buyer’s Parent in connection with any of the transactions contemplated hereby.

7.3          Indemnification Procedure--Third Party Claims.

(a)            Promptly after receipt by an indemnified party of notice of a claim from a third party (a “Third Party Claim”) which may give rise to a claim for indemnification hereunder, such indemnified party shall, if a claim is to be made against an indemnifying party, promptly (and in any event within ten (10) days of receiving the Third Party Claim) give notice to the indemnifying party of such Third Party Claim, which notice shall include a reasonably specific description of the basis for such claim, a reasonable estimate of the amount of asserted Losses (to the extent the indemnified party is able to estimate such Losses), copies of all documents relating to the claim, and such other material information as is reasonably available regarding the Third Party Claim.  Notwithstanding the foregoing, the failure to notify or any delay in notifying the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnified party’s failure to give or delay in giving such notice, and then only to the extent of such prejudice.

(b)           The indemnifying party will have the right to defend the indemnified party against the Third Party Claim with counsel of its choice reasonably satisfactory to the indemnified party.  In the event that the indemnifying party undertakes defense of or opposition to any Third Party Claim, the indemnified party, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the indemnifying party and its counsel concerning such Third Party Claim, and the indemnifying party and the indemnified party and their respective counsel shall cooperate in good faith with respect to such Third Party Claim.

(c)            Unless and until the indemnifying party assumes the defense of the Third Party Claim, the indemnified party may defend against the Third Party Claim in a manner it deems reasonably appropriate.  The indemnified party shall not in any event consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the indemnifying party.

(d)           Notwithstanding anything to the contrary set forth in this Section 7.3, the indemnifying party shall not consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the indemnified party (such consent not to be unreasonably withheld or delayed) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the indemnified party.

7.4          Indemnification Procedure-Other Claims.  A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought and shall specify in reasonable detail the nature of the claim and, if such amount is liquidated and determinable, the dollar amount of the Loss or, if the dollar amount is not then liquidated and determinable, a good faith estimate thereof, and shall include copies of all documents relating to the claim.

7.5          Limitations.

(a)           From and after the Closing, except in the case of another party’s actual fraud, the sole and exclusive remedy for all claims, whether in contract, tort, statutory claim or otherwise, resulting from, arising out of, relating to, in the nature of, or caused by any breach or inaccuracy, or alleged breach or inaccuracy, of any representation, warranty or covenant contained in this Agreement or any certificate delivered hereunder shall be indemnification in accordance with this Article VII.  (For the avoidance of doubt, the obligations under the Continuing Arrangements are independent obligations and are not subject to the limitations expressed herein.)

(b)           (i)           All representations and warranties contained in this Agreement shall survive the Closing.  Notwithstanding such survival, after Closing, an indemnifying party shall not have liability with respect to any breach of a representation or warranty unless on or before the Expiration Date applicable to such representation or warranty the indemnified party gives the indemnifying party written notice, with reasonable specificity (in the manner contemplated by Section 7.3 or Section 7.4, as applicable), of a claim for indemnification pursuant to this Agreement based on the breach of that representation or warranty; in that event, the indemnifying party shall remain liable (subject to the terms and limitations in this Article VII) for Losses to the extent that they (A) were asserted in the notice of claim, and (B) arise out of, result from or relate to the breach of the representation or warranty asserted in such notice.  The “Expiration Date” shall be (i) the first (1st) anniversary of Closing for all representations and warranties other than the Fundamental Representations/Warranties, and (ii) the third (3rd) anniversary of Closing in the case of any representation or warranty in any of the following sections (the “Fundamental Representations/Warranties”):  Section 3.1, Section 3.2, Section 3.3 (excluding subsection (d)), Section 4.1 and Section 4.2.

(ii)          None of the covenants contained in this Agreement shall survive the Closing except to the extent such covenants contemplate performance after the Closing, in which case such covenants shall remain in effect (A) in the case of Items (i) and (ii) of Annex IV referenced in Section 7.1(d), until the third anniversary of Closing, (B) in the case of Item (iii) of Annex IV referenced in Section 7.1(d), until the expiration of the applicable three (3) year statute of limitations, and (C) in the case of the other covenants, until performed in accordance with their terms (however, for the avoidance of doubt, any indemnification obligations in respect of breach of any representation or warranty shall expire and terminate as provided in Section 7.5(b)(i)).

(c)           Notwithstanding anything to the contrary set forth in this Agreement (including, without limitation, Section 7.1):

(i)           Neither Seller nor Seller’s Parent shall have any obligation to indemnify the Buyer Indemnitees from and against any Losses under Section 7.1(a) (which, for the avoidance of doubt, does not include Losses under any item on Annex IV referenced in Section 7.1(d)), until the aggregate amount of all Losses that the Buyer Indemnitees have suffered, sustained, incurred and/or paid exceeds One Million Five Hundred Thousand Dollars ($1,500,000), and then Seller and Seller’s Parent shall be liable for Losses only to the extent such aggregate Losses exceed One Million Dollars ($1,000,000), subject to the other limitations in this Article VII;

(ii)          Except in the case of another party’s actual fraud, the aggregate, collective liability of Seller and Seller’s Parent for Losses under this Agreement shall not exceed Fifteen Million Dollars ($15,000,000) (the “Cap”), and neither Seller nor Seller’s Parent shall have any obligation to indemnify the Buyer Indemnities from and against any Losses in excess of the Cap; and

(iii)         Neither Seller nor Seller’s Parent shall have any obligation to indemnify the Buyer Indemnitees from and against any Losses to the extent that the Losses were fully accounted for in calculating the adjustment to the Purchase Price pursuant to Section 2.3.

(d)           Each indemnified party shall use commercially reasonable efforts to mitigate the amount of any Losses for which it is entitled to seek indemnification hereunder.

(e)           In the event that any Losses incurred by a party for purposes of this Article VII are potentially covered by insurance, the indemnified party agrees to use reasonable efforts to seek recovery under such insurance and any such insurance recovery shall reduce the amount of Losses payable by the indemnified party.  If the indemnified party receives any amounts under applicable insurance policies subsequent to an indemnification payment by the indemnifying party, then the indemnified party shall promptly reimburse the indemnifying party for any reasonable payment made or expense incurred by such indemnifying party in connection with making such indemnification payment up to and including the amount received by the indemnified party, net of any expenses incurred by such indemnified party in collecting such amount.

(f)            Any calculation of Losses shall be reduced to take into account any net Tax benefit available to the indemnified party as a result of such Losses.

(g)           The amount of any Loss with respect to which an indemnified party is entitled to be indemnified pursuant to this Article VII after Closing shall not include consequential, incidental, special, punitive or diminution in value damages (except, in each case, to the extent awarded by a court of competent jurisdiction in connection with a claim made by a third party).

7.6          Indemnification Escrow.

(a)           At Closing, Buyer shall deliver to SunTrust Bank (the “Escrow Agent”) the sum of Five Million Dollars ($5,000,000) (the “Indemnification Escrow Amount”) to be held in an escrow account (the “Indemnification Escrow Account”) pursuant to the Escrow Agreement among Buyer, Seller, Seller’s Parent and Escrow Agent in the form attached hereto as Exhibit E (the “Indemnification Escrow Agreement”) to secure the indemnification obligations of Seller and Seller’s Parent hereunder.  The Escrow Agent shall hold and distribute the funds in the Indemnification Escrow Account in accordance with provisions of the Indemnification Escrow Agreement.

(b)           Buyer hereby acknowledges and agrees that to the extent Buyer is entitled to receive any payment in respect of any Losses, such payment shall be satisfied to the extent possible from the Indemnification Escrow Account in accordance with the terms of the Indemnification Escrow Agreement before Buyer seeks recourse against Seller or Seller’s Parent personally.  For the avoidance of doubt, for purposes of determining whether the Cap has been met, all sums paid from the Indemnification Escrow Account to Buyer shall be taken into account on a dollar-for-dollar basis.

(c)           Seller will be treated as the owner of the Indemnification Escrow Account for income tax purposes and shall be entitled to withdraw from the Indemnification Escrow Account the amounts necessary to pay federal, state, local, income and Medicare taxes on the interest or other income earned.

7.7          Treatment of Indemnity Payments.  Any amount paid under this Article VII directly or indirectly to any Buyer Indemnitee shall be treated as an adjustment to the Purchase Price unless a final determination of liability by a Governmental Authority or change in applicable law (including a revenue ruling or other similar pronouncement) causes any such amount not to constitute an adjustment to the Purchase Price for Tax purposes.

ARTICLE VIII

TERMINATION

8.1          Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)            by mutual written consent of Buyer and Seller;

(b)            by Seller, by written notice to Buyer, if the Closing shall not have occurred on or before January 28, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Seller if the failure of Seller to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)            by Buyer, by written notice to Seller, if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Buyer if the failure of Buyer to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that if, as of the Outside Date, all conditions to this Agreement under Section 6.1 above shall have been satisfied or waived (other than those conditions that by their nature may be satisfied at the Closing) other than any of the conditions set forth in Section 6.1(b) or 6.1(c), then Seller may, at its option and in its sole discretion, extend the Outside Date for purposes of this Section 8.1(c), from time to time, by up to ninety (90) days in the aggregate (but in no event shall such extensions extend the Outside Date beyond March 31, 2013);

(d)            by Seller, by written notice to Buyer, if the conditions set forth in Section 6.1 of this Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and Buyer does not, within two (2) Business Days of Seller’s delivery of such notice of satisfaction to Buyer, (i) deliver the Closing Payment to Seller in accordance with Section 6.2(e) and (ii) consummate the Closing;

(e)            by Seller, upon five (5) Business Days prior written notice to Buyer, if Seller is not in material breach of its obligations under this Agreement, and if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) and (ii) cannot be cured on or before the Outside Date or, if curable, is not cured within thirty (30) days after Seller gives Buyer written notice stating Seller’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination;

(f)             by Buyer, upon five (5) Business Days prior written notice to Seller, if Buyer is not in material breach of its obligations under this Agreement, and if Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) and (ii) cannot be cured on or before the Outside Date or, if curable, is not cured by the later of (i) the Outside Date, or (ii) the thirtieth (30th) day after Buyer gives Seller written notice stating Buyer’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination; or

(g)           by either Seller or Buyer, by written notice to the other party, if any court of competent jurisdiction or other competent Governmental Entity shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable, unless the failure to consummate the Closing because of such action by a Governmental Entity shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement.

8.2          Effect of Termination.  In the event that this Agreement is validly terminated by any party hereto in accordance with Section 8.1 above, this Agreement shall forthwith terminate and become void and have no effect, without any liability or obligation on the part of any party hereto (or their Affiliates or their respective directors, officers, employees, agents or other Representatives), except that (a) any such termination shall not (i) relieve Seller or Buyer from liability for any fraud or intentional and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) if Seller terminates this Agreement pursuant to Section 8.1(d), relieve Buyer from liability for Buyer’s breach of its obligation to deliver the Closing Payment and consummate the Closing, and (b) the provisions of, and any liability or obligation contemplated under, Section 5.4(a) (final sentence only), this Section 8.2, and Article IX shall survive the termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1          Assignment; Binding Effect.  This Agreement and the rights hereunder may not be assigned by a party (excluding any collateral assignment for the benefit of the Financing Sources) without the prior written consent of the other party; provided, however, that Seller may, without Buyer’s consent, assign any or all of its rights and obligations hereunder to one or more of its Affiliates, so long as Seller notifies Buyer in writing prior to such assignment and Seller remains liable for its obligations under this Agreement.  Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.2          Governing Law.  As permitted by Section 2708 of Title 6 of the Delaware Code Annotated, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.3          Specific Performance; Consent to Jurisdiction.

(a)           The parties agree and acknowledge that the failure to perform under this Agreement will be an actual, immediate and irreparable harm and injury and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, it is agreed that, except where this Agreement is properly terminated in accordance with Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (including Section 5.16) and any other agreement or instrument executed in connection herewith.  The parties further agree that they shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, the appropriateness of specific performance as a remedy for a breach of this Agreement, and each party waives any requirement for the securing or posting of any bond in connection with any such remedy.  The parties further agree that by seeking the remedies provided for in this Section 9.3 a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages; provided, however, if a party seeks specific performance as a remedy for breach of this Agreement and is granted the requested specific performance, then, in such event (and solely in the event of such granted relief), such party shall not be entitled to also recover consequential, incidental, special or punitive damages in respect of the applicable breach, except for its costs and expenses, including reasonable attorney’s fees, relating to enforcing its right to specific performance (for the avoidance of doubt, the limitation in the foregoing proviso shall not in any event apply to direct damages, which shall be fully recoverable).

(b)           Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party in accordance with the terms of Section 9.5 below and nothing in this Section 9.3 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably consents to submit itself and its property to the exclusive personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any Action relating to this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and (v) waives any objection that it may now or hereafter have to the venue of any such Action in any such court or that such Action in such court was brought in an inconvenient court and agrees not to plead or claim the same.  Each of Buyer and Seller agrees that a final judgment by a Chosen Court in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)           Notwithstanding anything to the contrary in Section 9.3(a) or 9.3(b), and without limiting Seller’s rights under Section 5.16(c) or the agreements of Seller and Seller’s Parent under Section 5.16(d), each of the parties hereto agrees that Buyer’s Parents and Buyer will not bring or support any Action, including any cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to the Financing Commitment or the Financing Documents, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources in connection with the Financing (or any other financing of all or a portion of the Purchase Price) or the performance thereof, in any forum other than the state or federal courts located in the City of Milwaukee, Wisconsin (and appellate courts thereof) (it being understood, however, that any Action relating to this Agreement (including any Action with respect to the Financing Sources) shall not be brought in any forum other than the state or federal courts located in Delaware (and appellate courts thereof)).  The parties hereto further agree that all of the provisions of Section 9.4 relating to waiver of jury trial shall apply to any Action, including any cross-claim or third party claim referenced in this Section 9.3(c).

9.4          Waiver of Jury Trial.  EACH OF BUYER AND SELLER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

9.5          Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, when sent by confirmed telecopy or facsimile, on the next Business Day when sent by overnight courier service or on the third succeeding Business Day when mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller, Seller’s Parent or, prior to Closing, to the Target Company, to:

Landmark Television, LLC
150 Granby Street
Norfolk, Virginia 23510
Telecopier:   (757) 664-2162
Attention:    Guy R. Friddell, III, Esquire, Vice President

with copies (which shall not constitute notice), in the case of notice to Seller, Seller’s Parent or, prior to Closing, the Target Company, to:

Willcox & Savage, P.C.
440 Monticello Avenue, Suite 2200
Norfolk, Virginia 23510
Telecopier:    (757) 628-5566
Attention:     Thomas C. Inglima, Esquire

If to Buyer, Buyer’s Parents or, subsequent to Closing, the Target Company, to:

Journal Broadcast Group, Inc.
333 W. State Street
Milwaukee, Wisconsin 53203
Telecopier:  (414) 967-5297
Attention:   Steven J. Smith, Chairman of the Board & President

with copies (which shall not constitute notice), in the case of notice to Buyer, to:

Lerman Senter PLLC
2000 K Street, NW, Suite 600
Washington, DC 20006
Telecopier:  (202) 293-7783
Attention:   Meredith S. Senter, Jr., Esq.

9.6          Headings.  The headings and table of contents contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

9.7          Expenses; Transfer Taxes.

(a)           Except as otherwise expressly provided herein, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, except that, whether or not the Closing or any other transaction is consummated, Buyer and Seller shall split equally all filing and similar fees payable in connection with any Governmental Approval or other filing with any Governmental Entity.

(b)           Notwithstanding anything to the contrary contained herein, Seller and Buyer shall split equally any and all sales, use, stock transfer, real property transfer, real property gains, registration, value added, transfer, stamp, documentary, recording or similar duties or taxes, fees and costs, together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby regardless of who may be liable therefor under applicable Law.

9.8          Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto, including the Seller Disclosure Schedule), and the Ancillary Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, for purposes of clarity, it is understood that this Agreement shall not supersede the terms and provisions of any of any Continuing Arrangement, any Ancillary Agreement, or the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with their respective terms and this Agreement.

9.9          Interpretation.  The parties have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to an Article, Section, Exhibit or Annex, such reference shall be to an Article or Section of, or an Exhibit or Annex to, this Agreement, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes.  Any agreement or other contract defined or referred to herein means such agreement or other contract as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  All references to “dollars” or “$” refer to currency of the United States of America.  When a reference is made in this Agreement to a “director” of the Target Company or Seller, or any of their Affiliates, such reference shall be to a member of the board of directors or equivalent board of such entity.  The term “or” is not exclusive.

9.10       Disclosure.  Any matter disclosed in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosed for the purposes of, and shall qualify, each representation and warranty in the section or subsection of this Agreement with the corresponding number, and any other representation or warranty in any other section or subsection of this Agreement where the relevance of such disclosure to such other representation or warranty is reasonably apparent, in each case even if there is no reference to the Seller Disclosure Schedule in any such representation or warranty or the disclosure in the Seller Disclosure Schedule does not reference any such representation and warranty, and in the case of any such other representation and warranty even if the disclosure in the Seller Disclosure Schedule does not reference the section or subsection of this Agreement in which it is set forth.  The disclosure of a particular item of information in the Seller Disclosure Schedule shall not constitute an admission by Seller that such item is material, that such item has had or would have a Material Adverse Effect or that the disclosure of such item is required to be made under the terms of this Agreement.

9.11        Amendment and Waiver.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Seller and Buyer.  Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.12       Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder, except that each Lender and its Affiliates and their respective successors and assigns are third-party beneficiaries of Sections 5.16(d), 9.1, 9.3(c), 9.4 and 9.12 of this Agreement, and such provisions shall be enforceable by the Financing Sources, their respective Affiliates and their respective successors and assigns (and shall not be amended or modified without the prior written consent of the Financing Sources).

9.13        Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

9.14        Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which when executed and delivered, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart.  For purposes of this Agreement, facsimile or other electronic signatures shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

9.15        Remedies.  Except as otherwise provided in Section 7.5(a), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.16        No Right of Setoff.  No party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder or pursuant to any Ancillary Agreement against any amounts owed hereunder or pursuant to any Ancillary Agreement by such Persons to the other party hereto or any of such other party’s Affiliates.

9.17        Guaranty.

(a)            Each Buyer’s Parent, as a primary obligor and not merely as surety, hereby absolutely, irrevocably and unconditionally guarantees to Seller the full and prompt payment and performance of any and all obligations and liabilities of Buyer under this Agreement that are required to be paid or performed at or prior to Closing, including, without limitation, Buyer's obligation to pay the Closing Payment, the Escrow Amounts and all other payments required to be made pursuant to Article II or any other provision of this Agreement, and any and all damages, losses, costs and expenses (including reasonable attorneys’ fees) arising out of or related to any breach of this Agreement by Buyer or the enforcement of this guarantee (collectively, the “Guaranteed Obligations”).

(b)           The guarantee under this Section 9.17: (i) is a continuing guarantee of payment and performance and not of collection; (ii) shall be binding upon each Buyer’s Parent, its successors and assigns; (iii) shall inure to the benefit of and be enforceable by Seller and its successors and assigns; and (iv) shall continue in full force and effect until all Guaranteed Obligations have been fully paid, performed and satisfied.

(c)            Each Buyer’s Parent agrees that: (i) its obligations hereunder shall be enforceable against it without Seller having to proceed first against Buyer or pursuing or exhausting any remedy or claim against Buyer or any other guarantor; (ii) it may be joined in any suit or action against Buyer and recovery may be had against such Buyer’s Parent in such suit or action; and (iii) the obligations of the Buyer’s Parents hereunder are joint and several.

(d)           The obligations and liability of each Buyer’s Parent shall not be discharged, released, affected or impaired by: (i) any insolvency, bankruptcy, reorganization, liquidation, dissolution, winding up or similar proceedings affecting Buyer, or the disaffirmance or rejection of this Agreement in any such proceeding; (ii) any modification, amendment or waiver of this Agreement or change or extension of the time for payment or performance, or renewal or alteration of, any obligation hereunder; (iii) the exercise, non-exercise or delay in exercising, by Seller of any of its rights or remedies; or (iv) any assignment by Seller of its rights in accordance with the terms of this Agreement.

(e)            In the event that any payment in respect of any Guaranteed Obligation is rescinded or required to be returned, this guarantee shall continue to be effective and each Buyer’s Parent shall remain liable hereunder as if such payment had not been made.

(f)             Each Buyer’s Parent waives promptness, diligence, notice of the acceptance of this guarantee and of the obligations hereunder, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Buyer, and all suretyship defenses generally, other than any defenses that are available to Buyer under this Agreement (excluding any defenses (i) arising from the bankruptcy or insolvency of Buyer, (ii) based on Buyer’s corporate status, power or authority or the validity or enforceability of Buyer’s obligations, (iii) that arise by operation of law, or (iv) that have been expressly waived).

[Remainder of page intentionally left blank - Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

LANDMARK TELEVISION, LLC

By:	/s/ Guy R. Fridell, III
Name: Guy R. Friddell, III
Title: Vice President

LANDMARK MEDIA ENTERPRISES, LLC

By:	/s/ Guy R. Fridell, III
Name: Guy R. Friddell, III
Title: Executive Vice President

JOURNAL BROADCAST GROUP, INC.

By:	/s/ Steven J. Smith
Name: Steven J. Smith
Title: Chairman of the Board & President

JOURNAL COMMUNICATIONS, INC.

By:	/s/ Steven J. Smith
Name: Steven J. Smith
Title: Chairman & Chief Executive Officer

JOURNAL BROADCAST CORPORATION

By:	/s/ Steven J. Smith
Name: Steven J. Smith
Title: Vice President